UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

TOURMALINE BIO, INC.
(Name of Subject Company)

TOURMALINE BIO, INC.
(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
89157D105
(CUSIP Number of Class of Securities)
Sandeep Kulkarni, MD
Chief Executive Officer
Tourmaline Bio, Inc.
27 West 24th Street, Suite 702
New York, NY 10010
(646) 481-9832
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
William Sorabella
Brandon Fenn
Cooley LLP
55 Hudson Yards
New York, NY 10001
(212) 479-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION.
Name and Address.
The name of the subject company is Tourmaline Bio, Inc., a Delaware corporation (“Tourmaline” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 27 West 24th Street, Suite 702, New York, New York 10010. The telephone number of the Company’s principal executive office is (646) 481-9832.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the Company’s common stock, $0.0001 par value per share (“Company Common Stock,” and shares of Company Common Stock, the “Shares”). As of the close of business on September 24, 2025, there were (i) 25,799,160 Shares issued and outstanding, of which 25,799,160 are voting Company Common Stock and none are non-voting Company Common Stock (including 68,901 Shares purchased pursuant to an early exercise of a Company Option under the Company’s 2022 Equity Incentive Plan, as amended and restated, which are subject to a repurchase option by the Company (the “Company Restricted Shares”)), (ii) 3,756,227 Shares subject to issuance pursuant to outstanding options to purchase Shares (each, a “Company Option”), (with a weighted-average exercise price of $13.16 per Share), (iii) 10,387 Shares subject to or otherwise deliverable in connection with outstanding restricted stock units (each a “Company RSU”), and (iv) 662,920 Shares were reserved for future issuance under the Company’s 2023 Employee Stock Purchase Plan (the “Company ESPP”).
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address.
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Item 1. Subject Company Information — Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the offer by Torino Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland (“Parent” or “Novartis”), to purchase all of the outstanding Shares (other than (i) any Shares held by (A) the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or (B) Parent, Purchaser or any other direct or indirect wholly owned Subsidiary (as defined in the Merger Agreement) of Parent as of the Effective Time and (ii) any Shares outstanding immediately prior to the Effective Time that are held by holders of record and beneficial owners who (1) have not voted in favor of the Merger or consented to it in writing, (2) are entitled to demand appraisal rights and have properly demanded appraisal rights with respect to such Shares pursuant to, and have complied in all respects with, all provisions of Section 262 of the DGCL concerning the rights of holders of record or beneficial owners to demand appraisal of such Shares in connection with the Merger and (3) as of the Effective Time have not failed to perfect nor have waived, effectively withdrawn or otherwise lost their rights to such appraisal and payment under the DGCL (collectively the “Excluded Shares”)) at a price of $48.00 per Share, in cash, without interest, and subject to any withholding of taxes required by applicable legal requirements (the “Offer Price”). Such offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”)

filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference. The Offer to Purchase and Letter of Transmittal are being mailed to Tourmaline stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 8, 2025 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will (and Parent will cause Purchaser to) consummate the Offer and accept for payment at or as promptly as practicable following the Expiration Date (as defined below), but in any event within one business day thereof, all Shares validly tendered prior to the Expiration Date and not validly withdrawn (as described in Section 3 (Procedures for Accepting the Offer and Tendering Shares) of the Offer to Purchase) and pay for all such Shares at or as promptly as practicable following the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer (the “Offer Acceptance Time”), but in any event within three business days thereafter. A more complete description of the Merger Agreement can be found in Section 11 (The Merger Agreement) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on September 9, 2025 and each is incorporated herein by reference.
Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of the conditions set forth in Annex I of the Merger Agreement and described in Section 15 (Conditions of the Offer) of the Offer to Purchase (the “Offer Conditions”), including (i) there being validly tendered and not validly withdrawn in accordance with the terms of the Offer, a number of Shares that, considered together with all other Shares then beneficially owned by Parent or any of its wholly owned subsidiaries represents a majority of the total number of Shares outstanding at the time of expiration of the Offer (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to certain materiality standards; (iii) the Company’s compliance and performance in all material respects with its covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time contained in the Merger Agreement; (iv) the expiration or termination of (A) any waiting period (and extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (B) any agreement between Parent, the Company or Purchaser and any governmental body, if agreed to by the other party in writing, not to consummate the Offer; (v) any required consents, approvals or expiration or termination of waiting periods from governmental bodies in certain specified jurisdictions, if any, shall have been obtained (or deemed to have been obtained by virtue of the expiration or termination of any applicable waiting periods); (vi) (A) no order will have been issued by any court of competent jurisdiction after the date of the Merger Agreement and remain in effect and (B) no legal requirement will have been entered, enforced, enacted or issued after the date of the Merger Agreement by any governmental body and remain in effect, in each case, which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; (vii) a Material Adverse Effect (as defined in the Merger Agreement) will not have occurred since the date of the Merger Agreement; (viii) the Merger Agreement not having been terminated in accordance with its terms; and (ix) other customary conditions.
As soon as practicable following the consummation of the Offer and the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than the second business day following the Offer Acceptance Time, Purchaser will merge with and into the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), whereupon the separate existence of Purchaser will cease and the Company will survive the Merger (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Parent. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depository prior to expiration of such offer, together with the stock otherwise owned by the acquirer or its affiliates, equals at least such percentage of the shares of stock of the acquired corporation, and of each class or series thereof, that, absent Section 251(h), would be required to adopt the agreement of merger by the DGCL and by the certificate of incorporation of such acquired corporation, the acquirer can effect a merger without a vote of the other stockholders of the acquired corporation if the other stockholders received the same consideration for their stock in the merger as was payable in the tender offer. Accordingly, if Purchaser consummates the Offer, Purchaser is required pursuant to the Merger Agreement to complete the Merger without a vote of Tourmaline’s stockholders in accordance with Section 251(h) of the DGCL.
At the effective time of the Merger (being the date and time of the filing of the certificate of merger in accordance with the DGCL with the Secretary of State of the State of Delaware or at such later date and time as is agreed upon in writing by Parent, Purchaser and the Company and specified in the certificate of merger, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding Shares (i) held by the Company or held in the Company’s treasury (other than, in each case, (i) the Excluded Shares and (ii) Shares irrevocably accepted for payment in the Offer)) will be canceled, cease to exist and be converted into the right to receive the Offer Price (such per share amount, the “Merger Consideration”), without interest thereon and subject to any applicable withholding required by legal requirements and in accordance with the Merger Agreement. As a result of the Merger, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.
Pursuant to the terms of the Merger Agreement, effective as of immediately prior, and contingent upon, to the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, Parent, Purchaser or the Company, each vested Company Option (after giving effect to the acceleration treatment set forth in the preceding sentence) will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the excess of the Merger Consideration over the exercise price payable per Share under such Company Option (the “Option Consideration”).
Each Company Restricted Share outstanding as of immediately prior to the Effective Time will become fully vested effective as of immediately prior to, and contingent upon the occurrence of, the Effective Time and will, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, and net of any applicable withholding taxes required to be deducted and withheld by applicable tax legal requirements and pursuant to the individual award agreement pursuant to which the Company Restricted Share was granted, be treated as a Share for all purposes under the terms of the Merger Agreement.
Each Company RSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, will, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares issuable in settlement to such Company RSU immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration (the “RSU Consideration”).
With respect to the Option Consideration and RSU Consideration payable to a current or former employee holder of a Company Option or Company RSU, such holder’s amounts will be paid, as applicable, as soon as reasonably practicable after the Effective Time (and in no event later than the second payroll date after the Effective Time) through the Surviving Corporation’s (or third party payroll provider) payroll.
All amounts payable in respect of the Company Options and Company RSUs (the “Company Stock Awards”) will be subject to applicable withholding taxes.
The Merger Agreement includes a remedy of specific performance and neither the consummation of the Offer nor the Merger is subject to any financing condition. The respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) Purchaser (or Parent on Purchaser’s behalf) having accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn; and (ii) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger having been issued by a governmental body of competent jurisdiction that remains in effect nor any legal requirement having been entered, enforced, enacted or issued after the date of the Merger Agreement by any governmental body of competent jurisdiction that remains in effect, in each case, which prohibits, prevents or make illegal the consummation of the Merger.
Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer.
A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 (The Merger Agreement). The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on September 9, 2025 and incorporated herein by reference. The expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on October 27, 2025 (the “Expiration Date”), unless the Offer is extended pursuant to and in accordance with the Merger Agreement or earlier terminated. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Date” means such subsequent time.
The Merger Agreement provides that:
•
Purchaser will extend the Offer for the minimum period required by any applicable legal requirement, any interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer;

•
if, as of the applicable Expiration Date, any of the Offer Conditions (other than the Minimum Condition) has not been satisfied or waived if permitted under the Merger Agreement, then Purchaser may (and if requested by the Company, will), extend the Offer for one or more successive extension periods of up to 10 business days each, in order to permit the satisfaction of the Offer Conditions; and

•
if, as of the applicable Expiration Date, all of the Offer Conditions have been satisfied or, to the extent waivable in accordance with the terms of the Merger Agreement, waived, other than the Minimum Condition, then Purchaser may (and if requested by the Company, will) extend the Offer for one or more successive extension periods of up to 10 business days each (the length of such period to be determined by the Company), in order to permit the satisfaction of the Minimum Condition, except that Purchaser will not be required to extend the Offer for more than three additional occasions.

The Merger Agreement also provides that in no event will Purchaser (i) be required to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and 11:59 p.m. Eastern Time on September 8, 2026 (as such date may be extended pursuant to the Merger Agreement, the “Outside Date”) or (ii) be permitted to extend the Offer beyond the Outside Date without the prior written consent of the Company.
According to the Schedule TO, Purchaser was formed for the sole purpose of facilitating the acquisition of the Company by Parent.
The address of the principal executive offices and the phone number at the principal executive offices of each of Parent and Purchaser are as set forth below:
Novartis AG	Torino Merger Sub Inc.
Lichtstrasse 35 4056 Basel Switzerland Telephone: +41-61-324-1111	One Health Plaza, East Hanover, NJ 07936 +1-862-778-8300
The Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, including in the sections titled “Executive Compensation,” “Non-Employee Director Compensation” and “Transactions with Related Persons” in the Definitive Proxy Statement on Schedule 14A of the Company, filed with the SEC on April 21, 2025 and filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.
Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
Arrangements with Purchaser and Parent.
Merger Agreement
The summary of the Merger Agreement and the description of the Offer Conditions contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of such agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the description included or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
Confidentiality Agreement
The Company and Novartis International AG entered into a confidentiality agreement, dated August 19, 2025 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Novartis International AG agreed that, subject to certain exceptions, including the ability to make disclosures required by applicable law, any confidential information each may make available to Novartis International AG and its respective representatives will not be disclosed or used for any purpose other than solely for the purpose of evaluating and negotiating a possible transaction between the Company and Novartis International AG. The Confidentiality Agreement includes a 12-month standstill provision and a 12-month employee non-solicitation provision for the benefit of the Company. The standstill provision does not restrict Novartis International AG from making confidential proposals to the board of directors of the Company (the

“Company Board”) that would not reasonably require Tourmaline to make a public disclosure thereof. The Confidentiality Agreement expires in accordance with its terms on August 19, 2028, and pursuant to Section 7.2 of the Merger Agreement, the Company, Parent and Purchaser have agreed that if the Merger Agreement is terminated in accordance with its terms, such termination will not affect the rights or obligations of the parties contained in the Confidentiality Agreement, all of which rights, obligations and agreements will survive the termination of the Merger Agreement in accordance with their respective terms.
The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of the Company.
The Company’s executive officers and the members of the Company Board have financial interests in the Offer, the Merger and the transactions contemplated by the Merger Agreement (the “Transactions”) that are different from, or in addition to, those of the Company’s stockholders generally. As described in more detail below, these interests include:
•
outstanding Company Options will accelerate and become fully vested as of immediately before the Effective Time (the “Company Options”) (after giving effect to such vesting acceleration) will be cashed out in connection with the Merger;

•
outstanding Company Restricted Shares will accelerate and become fully vested as of immediately before the Effective Time and will be treated as a Share for all purposes under the terms of the Merger Agreement;

•
outstanding Company RSUs (in each case, without regard to vesting) will be cashed out in connection with the Merger;

•
certain executive officers of the Company are eligible to receive severance payments and benefits in the event of a qualifying termination that occurs within three months prior to or 12 months following a change in control pursuant to the Tourmaline Bio, Inc. Executive Severance Plan (the “Executive Severance Plan”) and the individually executed participation agreements thereunder or their individual employment agreements;

•
if Dr. Kulkarni would otherwise be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), he may be reimbursed for such excise tax, subject to certain limitations;

•
employees of the Company (including Company executive officers) who continue employment following the Effective Time may potentially receive payment of their 2025 annual bonuses; and

•
the Company’s directors and officers are entitled to continued indemnification and insurance coverage under the Merger Agreement and indemnification agreements between such individuals and the Company.

Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in the subsections entitled “— Recommendation of the Company Board,” “— Background of the Offer and the Merger” and “— Reasons for the Recommendation of the Company Board.”
For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Executive Compensation,” “Non-Employee Director Compensation” and “Transactions with Related Persons,” and other filings and reports that the Company may file from time to time with the SEC.
Consideration for Outstanding Shares Tendered Pursuant to the Offer
Each Share held by the Company’s executive officers and directors that is tendered pursuant to the Offer will be entitled to receive the same Offer Price for each such Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, then at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be converted into the right to receive, for each such Share, the same Offer Price on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.
The following table sets forth (i) the number of Shares owned as of September 24, 2025, by each of our executive officers and directors, including Company Restricted Shares beneficially owned as of September 24, 2025 and excluding Shares issuable upon exercise of outstanding Company Options or in connection with the vesting of outstanding Company RSUs and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name of Beneficial Owner	Number of Shares Beneficially Owned (#)	Consideration Payable in Respect of Shares Beneficially Owned ($)
Executive Officers
Sandeep Kulkarni, M.D., Chief Executive Officer and Director(1)	736,735	35,363,280
Ryan Robinson, Chief Financial Officer	—	—
Brad Middlekauff, J.D., Chief Business Officer and General Counsel(2)	69,201	3,321,648
Susan Dana Jones, Ph.D., Chief Technology Officer(3)	22,934	1,100,832
Kevin Johnson, Ph.D., Chief Regulatory Officer(4)	57,834	2,776,032
Directors
Clay Siegall, Ph.D.	—	—
Caley Castelein, M.D.(5)	974,558	46,778,784
Aaron Kantoff	93,281	4,477,488
Mark McDade(6)	742,209	35,626,032
Sapna Srivastava, Ph.D.	518	24,864
Parvinder Thiara	83,782	4,021,536
All of the Company’s current directors and executive officers as a group (11 persons)	2,781,052	133,490,496

(1)
Includes 34,728 Company Restricted Shares and consists of (i) 729,735 shares of Company Common Stock held directly by Dr. Kulkarni and (ii) 7,000 shares of Company Common Stock held by Gilead Capital, LP (“Gilead”). Dr. Kulkarni’s spouse is a partner of Gilead and shares voting and investment power with respect to the shares held by Gilead, and therefore Dr. Kulkarni may be deemed an indirect beneficial owner of these shares.

(2)
Includes 9,239 Company Restricted Shares.

(3)
Includes 3,546 Company Restricted Shares.

(4)
Includes 11,835 Company Restricted Shares.

(5)
Consists of (i) 516,519 shares of Company Common Stock held by Dr. Castelein and (ii) 458,039 shares of Company Common Stock held by KVP Capital, LP. Dr. Castelein is the Managing Member of KVP Capital GP, LLC, the General Partner of KVP Capital, LP, and, as such, has sole voting and investment power with respect to the shares held by KVP Capital, LP. The address for KVP Capital, LP is Four Embarcadero, Suite 2100, San Francisco, CA 94111.

(6)
Consists of (i) 518 shares of our common stock held by Mr. McDade, (ii) 448,431 shares of our common stock held by Qiming U.S. Healthcare Fund III, L.P. (“Qiming III”), (iii) 183,177 shares of our common stock held by Qiming U.S. Healthcare Fund I, L.P. (“Qiming”), and (iv) 110,083 shares of our common stock held by Qiming U.S. Healthcare Fund II, L.P. (“Qiming II”). Mr. McDade is a managing member of each of Qiming U.S. Healthcare GP III, LLC (“Qiming GP III”), Qiming U.S. Healthcare GP I, LLC (“Qiming GP”) and Qiming U.S. Healthcare GP II, LLC (“Qiming GP II”), which is the sole general partner of Qiming III, Qiming and Qiming II, respectively. As such, Mr. McDade may be deemed to share voting and dispositive power over the securities held by Qiming III, Qiming and Qiming II. The address of each of Mr. McDade and the entities listed above is 11100 NE 8th Street, Suite 200, Bellevue, WA 98004.
Effect of the Offer and the Merger on Company Stock Awards — Generally
Pursuant to the terms of the Merger Agreement:
•
each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, Parent, Purchaser or the Company, each vested Company Option (after giving effect to the acceleration treatment set forth in the preceding sentence) will be canceled and converted into the right to receive the Option Consideration.

•
each Company Restricted Share outstanding as of immediately prior to the Effective Time will become fully vested effective as of immediately prior to, and contingent upon the occurrence of, the Effective Time and will, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, and net of any applicable withholding taxes required to be deducted and withheld by applicable tax legal requirements and pursuant to the individual award agreement pursuant to which the Company Restricted Share was granted, be treated as a Share for all purposes under the terms of the Merger Agreement.

•
each Company RSU outstanding as of immediately prior to the Effective Time will, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, be cancelled and converted into the right to receive the RSU Consideration.

Treatment of Executive Officer and Director Equity Awards in the Merger
All Company Stock Awards held by the Company’s executive officers and directors will be treated as described in the preceding subsection entitled “— Effect of the Offer and the Merger on Company Stock Awards — Generally.” The Company Restricted Shares are included in the table of outstanding Shares set forth in “— Consideration for Outstanding Shares Tendered Pursuant to the Offer” above.
Table of Estimated Consideration for Executive Officer and Director Company Options
The following table sets forth (i) the number of Shares underlying the outstanding Company Options held by the Company’s executive officers and directors and (ii) the estimated Option Consideration that the Company’s executive officers and directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of September 24, 2025. The table below does not take into account any vesting, exercises or forfeiture of Company Options nor any additional Company Options that may be granted in accordance with the terms of the Merger Agreement, in each case, between September 25, 2025 and the Effective Time.

	Company Options
Name	Number of Shares Underlying Company Options (#)	Amount Payable in Respect of Company Options ($)
Executive Officers
Sandeep Kulkarni, M.D., Chief Executive Officer and Director	1,009,001	38,337,737
Ryan Robinson, Chief Financial Officer	190,611	6,366,587
Brad Middlekauff, J.D., Chief Business Officer and General Counsel	229,765	8,612,809
Susan Dana Jones, Ph.D., Chief Technology Officer	180,993	6,657,052
Kevin Johnson, Ph.D., Chief Regulatory Officer	200,920	7,456,125
Directors
Clay Siegall, Ph.D.	51,800	1,592,086
Caley Castelein, M.D.	36,800	1,218,036
Aaron Kantoff	26,800	832,636
Mark McDade	46,800	1,603,436
Sapna Srivastava, Ph.D.	46,800	1,603,436
Parvinder Thiara	36,800	1,218,036
All of the Company’s current directors and executive officers as a group (11 persons)	2,057,090	75,497,976
Treatment of the Company ESPP
The Company sponsors the Company ESPP, in which executive officers and other employees would be eligible to contribute a portion of their eligible compensation, subject to certain limitations, to purchase Shares based upon designated offering periods. No offering periods under the Company ESPP had commenced prior to the date of the Merger Agreement. As soon as reasonably practicable following the date of the Merger Agreement, the Company took all actions with respect to the Company ESPP that were necessary to provide that: (i) following the date of the Merger Agreement, no individual may become a participant in the Company ESPP and no offering period will commence under the Company ESPP and (ii) subject to the consummation of the Merger, the Company ESPP will terminate effective immediately prior to the Effective Time.
Severance Benefits for Executive Officers
Pursuant to the Executive Severance Plan and the participation agreements thereunder, if, within the 3 month period prior to or the 12 month period following a “change in control” (as defined in the Executive Severance Plan), the Company terminates the employment of the applicable executive without “cause” (excluding death or disability) or such executive resigns for “good reason” (each, as defined in the Executive Severance Plan) and within no more than 60 days of such termination the executive executes and does not revoke a separation agreement and release of claims, such executive will be entitled to receive (i) a lump sum payment equal to the sum of (A) 18 months of then-current annual base salary with respect to Sandeep Kulkarni, M.D., our Chief Executive Officer and principal executive officer, and 15 months of then-current annual base salary with respect to each of our other executive officers, and (B) 150% with respect to Dr. Kulkarni’s and 125% with respect to each other executive officer’s annual target bonus, (ii) payment or reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for such executive and such executive’s respective eligible dependents for up to 18 months with respect to Dr. Kulkarni and 15 months with respect to each of our other executive officers, and (iii) vesting acceleration as to 100% of the then-unvested shares subject to each of such named executive officer’s then-outstanding time-based equity awards (and in the case of awards subject to performance-based vesting conditions, such performance-based awards shall vest as specified in the applicable award agreement governing such award).

Except as may otherwise be provided under a tax reimbursement agreement described below, pursuant to the Executive Severance Plan, in the event any payment to the applicable executive would be subject to the excise tax imposed by Section 4999 of the Code, as a result of a payment being classified as a parachute payment under Section 280G of the Code, such executive will receive such payment as would entitle such executive to receive the greatest after-tax benefit, even if it means that the we pay such executive a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.
Agreements or Arrangements with Non-Employee Directors
Pursuant to the Company’s non-employee director compensation policy, all equity awards granted under the policy will accelerate vesting and exercisability, as applicable, upon the closing a “change in control” (as defined in the Company’s 2023 Equity Incentive Plan).
Tax Reimbursement Agreements
The Company may enter into tax reimbursement agreements with certain employees, including Dr. Kulkarni, pursuant to which the Company will agree to make tax reimbursement payments to such employees to the extent such employees are subject, in connection with the Transactions, to an excise tax imposed by Section 4999 of the Code in an amount that generally will place them in the same after-tax position that they would have been in if no excise tax had applied and no tax reimbursement payment had been made, subject to certain limitations. The amount of any such tax reimbursement payment will be based on a number of factors and is not determinable at this time, but the total tax reimbursement payment is subject to an aggregate cap and, to the extent the aggregate tax reimbursement payments would exceed such cap, the tax reimbursement payments will be reduced on a pro-rata basis so that the aggregate amount of tax reimbursement payments does not exceed the cap.
Continuing Employees — Employee Benefit Plans
Pursuant to the Merger Agreement, for a period of at least one year following the Effective Time (or until the Continuing Employee’s (as defined below) earlier termination of employment), Parent will provide, or will cause to be provided, to each employee of the Company immediately prior to the Effective Time who continues their employment with the Surviving Corporation (or any subsidiary or affiliate of the Surviving Corporation) on or after the Effective Time (each, a “Continuing Employee”): (i) at least the same base salary (or base wages, as the case may be), target annual cash incentive compensation opportunities (excluding, in each case, any change in control, transaction, retention and other similar one-time or non-recurring payments and any equity or equity-based compensation) and vacation provided to such Continuing Employee immediately prior to the date of the Merger Agreement, (ii) severance pay and benefits no less favorable in the aggregate than the severance pay and benefits provided under the employee plans of the Company or any other agreement as in effect on the date of the Merger Agreement, and (iii) retirement and health and welfare benefits that are substantially comparable in the aggregate to those provided to such Continuing Employee as of the Effective Time, or, at Parent’s election, the retirement, health and welfare benefits provided to similarly situated employees of Parent or its affiliates (except to the extent more favorable compensation and benefits may be required by applicable legal requirements).
Parent will use commercially reasonable efforts to ensure that each Continuing Employee is given service credit for all purposes other than with respect to equity and equity-based compensation and transaction-based compensation, including for eligibility to participate, accrual of benefits, vesting, and accrual of vacation or paid time off under Parent or the Surviving Corporation’s employee benefit plans, policies and arrangements (“Parent Plans”) with respect to his or her length of service with the Company (and its predecessors) prior to the date of the closing (the “Closing Date”) to the extent that (A) such service was recognized prior to the Effective Time under a comparable employee plan of the Company and (B) such service is recognized for purposes of the applicable Parent Plan; provided, that in each case, the forgoing will not apply to (1) the extent that its application would result in the duplication of benefits or to benefit accrual under any pension plan or (2) any benefit plan that is a frozen plan or provides benefits to a grandfathered population.

Under any Parent Plan that provides group health benefits in which any Continuing Employee is eligible to participate after the Effective Time, Parent will use commercially reasonable efforts to (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods or required physical examinations under the Parent Plan with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions, waiting periods or physical examinations would not apply under a similar employee plan of the Company in which such Continuing Employees participated prior to the Effective Time and (B) ensure that such Parent Plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for all service and all deductibles, co-payments and other amounts incurred for such Continuing Employees or their covered dependents prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.
2025 Bonuses
If annual bonuses with respect to the Company’s 2025 fiscal year have not been paid prior to the Closing Date, Parent will pay (or cause to be paid) such annual bonuses in an amount equal to each Continuing Employee’s (including any executive officer) annual target bonus for 2025 under the applicable bonus arrangements of the Company in effect as of the date of the Merger Agreement, and any such bonuses will generally be paid on the payment date consistent with the Company’s past practice to each Continuing Employee who remains employed on such date (the “2025 Bonus Payment”). A Continuing Employee’s 2025 Bonus Payment will be subject to and contingent upon the Continuing Employee remaining in service with the Company or an affiliate through the date in which the payment is made (or an earlier termination of the Continuing Employee’s employment by the Company or an affiliate without “cause” or the Continuing Employee resigns for “good reason” prior to the payment date, in each case as such terms are defined in the Executive Severance Plan or other applicable Company severance plan). If the Closing Date does not occur prior to the payment of annual bonuses in respect of the Company’s 2025 fiscal year, the Company may pay to each employee who is employed at the Company on such date a 2025 Bonus Payment.
Future Arrangements
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates, which would not become effective until after the Merger is consummated, if at all. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.
Rule 14d-10(d) Matters
On September 8, 2025, in connection with signing the Merger Agreement, the compensation committee of the Company Board adopted resolutions approving each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company, in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfied the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Prior to the Offer Acceptance Time, to the extent required, the Company Board or its compensation committee will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance
Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable), provided that such provision will not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. The Company has included in its third amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors for monetary damages to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.
Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware (the “Court of Chancery”) or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court will deem proper.
Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Company’s amended and restated bylaws (as amended, the “Bylaws”) provide that the Company will indemnify its directors and officers to the fullest extent authorized by the DGCL. In addition, the Company will have power to indemnify its non-officer employees and other agents to the fullest extent authorized by the DGCL. The Company will advance all expenses incurred by or on behalf of any director in connection with any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative (“Proceeding”), by reason of the fact that such person was a director of the Company, or is or was serving at the request of the Company in a role at any other legal entity, subject to certain conditions. Further, the Company may, at the discretion of the Company Board, advance any or all expenses incurred by or on behalf of any officer, employee or agent of the Company in connection with any Proceeding, in which such person is involved by reason of the fact that such person was an officer or employee of the Company, or is or was serving at the request of the Company in a role at any other legal entity, subject to certain conditions.
The indemnification provisions contained in the Bylaws are not exclusive of any other rights to which any director, officer, or non-officer employee may have or hereafter acquire under any statute, provision of the Charter or these Bylaws, agreement, vote of stockholders or disinterested director or otherwise.
The Company has entered into indemnification agreements (each an “Indemnification Agreement” and collectively, the “Indemnification Agreements”) with each of its executive officers and directors, in addition to the indemnification provided for in the Bylaws. Each Indemnification Agreement provides for indemnification and advancements by the Company of certain expenses and costs relating to claims, suits or proceedings arising from each individual’s service to the Company as an officer or director, as applicable, to the maximum extent permitted by applicable law. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. The foregoing summary of the Indemnification Agreements is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(2) hereto and is included as Exhibit 10.6 to the Company’s Registration Statement on Form S-4, filed with the SEC on July 20, 2023, and incorporated herein by reference.
In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against liability for certain claims asserted against them in their capacities as directors or officers or arising out of such status.
The Merger Agreement provides that for a period of six years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of the current and former directors, officers, and employees of the Company as of the date of the Merger Agreement for their acts and omissions occurring prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time), as provided in the Charter and Bylaws (as in effect as of the date of the Merger Agreement) or as provided in any Indemnification Agreement between the Company and such directors and officers, will continue in full force and effect.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation will, to the fullest extent provided in the Charter and Bylaws as of the date of the Merger Agreement or as provided in any Indemnification Agreement, indemnify and hold harmless each individual who are directors, officers and employees of the Company as of the date of this Agreement or have been directors, officers or employees of the Company in the past (such individuals, the “Indemnified Persons”) against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments, amounts paid in settlement or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, or appellate proceeding), inquiry, or hearing commenced, brought, conducted or heard by or before, or otherwise involving, any court or other governmental body or any arbitrator or arbitration panel (a “Legal Proceeding”) arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company prior to the Effective Time. In the event of any such Legal Proceeding, the Surviving Corporation will pay, in advance of the final disposition of such Legal Proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified Person to repay such amount if it is ultimately determined that such Indemnified Person is not entitled to be indemnified.

In addition, the Merger Agreement provides that, from the Effective Time until the sixth anniversary of the Effective Time, subject to certain limitations, the Surviving Corporation will maintain, in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement (the “Existing D&O Policy”) with respect to liability for their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the Existing D&O Policy. In the event the Existing D&O Policies are maintained by Parent, neither Parent nor the Surviving Corporation is required to pay an aggregate premium for such insurance policies in excess of 300% of the annual premium payable by the Company as of the date of the Merger Agreement (the “Maximum Amount”). However, in the event a “tail” insurance policy is obtained by Parent, neither Parent nor the Surviving Corporation is required to pay an aggregate amount for such “tail” insurance policy in excess of the Maximum Amount.
Section 16 Matters
The Merger Agreement provides that the Company and the Company Board (or a committee thereof) will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Exclusivity Agreement.
On September 6, 2025, the Company and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”) pursuant to which the Company agreed that, until 11:59 p.m., New York Time on Monday, September 8, 2025, neither it nor its representatives would, among other things, solicit, initiate, propose or take any action to knowingly encourage any inquiries or the submission of any proposal or offer that constitutes or could reasonably be expected to lead to an acquisition proposal. Additionally, the Company agreed that, during the exclusivity period, the Company would notify Parent or Parent’s legal counsel of any acquisition proposal and cease or cause to be terminated any existing solicitations, encouragements, facilitations, discussions or negotiations with any third party (including terminating any related access to physical or electronic data rooms). The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION.
Recommendation of the Company Board.
On September 8, 2025, the Company Board unanimously (i) determined that the Merger Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for the reasons described in more detail below in the section captioned “— Reasons for the Recommendation of the Company Board,” the Company Board, on behalf of the Company, unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Background of the Offer and the Merger.
The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement. The following chronology does not purport to catalogue every conversation of, or among, the Company Board, members of Tourmaline senior management or Tourmaline’s advisors and other parties.

The Company Board and Tourmaline senior management regularly review Tourmaline’s performance, growth prospects and overall strategic direction and evaluate potential opportunities to strengthen Tourmaline’s business, achieve Tourmaline’s long-term strategic goals and enhance value for its stockholders. From time to time, these reviews and evaluations have included reviews of Tourmaline’s strategy as a standalone company, the markets for financing clinical-stage drug development and potential opportunities for business combinations, partnerships, licensing arrangements, collaborations and other strategic transactions.
On October 19, 2023, after a review of alternatives, Tourmaline completed its previously announced merger transaction (the “Reverse Merger”), pursuant to which the combined company would focus on developing pacibekitug, a fully human monoclonal antibody that selectively binds to interleukin-6 (“IL-6”), a key proinflammatory cytokine involved in the pathogenesis of many autoimmune and inflammatory disorders. The adjusted closing price per Share (taking into account the reverse stock split and the special cash dividend in connection with the Reverse Merger) on the date of the closing of the Reverse Merger was $12.08.
Since the Reverse Merger, the Company Board and Tourmaline senior management have routinely assessed the commercial potential of pacibekitug, development timelines, capital requirements for fully developing its product candidate and methods to finance this development and have periodically considered these items in connection with Tourmaline’s standalone strategic plan. In October 2023, Tourmaline reached alignment with the U.S. Food and Drug Administration (“FDA”) on its atherosclerotic cardiovascular disease (“ASCVD”) clinical development program for pacibekitug, including its Phase 2 TRANQUILITY trial evaluating the reduction of high sensitivity C-reactive protein (“hs-CRP”), a validated biomarker for inflammation, with quarterly and monthly dosing of pacibekitug in patients with elevated hs-CRP and chronic kidney disease. In March 2024, the FDA cleared Tourmaline’s Investigational New Drug application related to pacibekitug’s ASCVD clinical development program. The Phase 2 TRANQUILITY trial commenced in April 2024 and completed over-enrollment in December 2024. In December 2024, Tourmaline also nominated abdominal aortic aneurysm (“AAA”) as an additional indication within its cardiovascular inflammation disease focus. The Company subsequently reported positive topline data from the Phase 2 TRANQUILITY trial in May 2025 and advanced plans for a Phase 2 proof-of-concept trial in AAA after these topline results were reported.
Since the Reverse Meger, the Company Board and Tourmaline senior management have regularly assessed potential business development activities and other strategic transactions, including partnerships and acquisitions, as a means to enhance stockholder value. In particular, Tourmaline expected that if positive results from the Phase 2 TRANQUILITY trial were achieved, pacibekitug would be Phase 3-ready for ASCVD and would require significant additional capital to proceed with its development and commercialization, potentially across multiple indications. In that case, Tourmaline would need to either collaborate with one or more pharmaceutical or other biotechnology companies for the development and potential commercialization of pacibekitug or raise a substantial amount of financing to continue development activities on a standalone basis, and such financing would likely be significantly dilutive to existing Tourmaline stockholders. Given these potential alternative courses of action, Tourmaline senior management regularly maintained dialogue with executives of several pharmaceutical and biotechnology companies and other potential financing sources over the course of the last few years, including engaging in formal and informal conversations at industry conferences, executing confidentiality agreements for preliminary discussions (none of which agreements included standstill provisions) and making available certain preliminary information regarding Tourmaline in a virtual data room. As a result of these ongoing business development and related activities, the Company Board and Tourmaline senior management developed an awareness of potential counterparties that may be interested in strategic transactions and other financing opportunities.
In mid-January 2025, as part of regular meetings at the annual J.P. Morgan Healthcare Conference in San Francisco, California (the “JPM Conference”), Tourmaline senior executives met with executives of several companies in the pharmaceutical and biotechnology industries and discussed Tourmaline and pacibekitug and held preliminary exploratory discussions of potential transactions. In particular, among other meetings, several Tourmaline senior executives, including Dr. Sandeep Kulkarni, Chief Executive Officer of Tourmaline, met with executives of a large global pharmaceutical company (referred to herein as

“Company A”). As part of prior preliminary conversations, executives of each of Tourmaline and Company A had met from time to time at industry conferences and had held periodic meetings over the prior eighteen months. Tourmaline and Company A had signed a confidentiality agreement for preliminary discussions on October 26, 2023 and Tourmaline senior management had made a management presentation regarding Tourmaline to Company A executives on May 13, 2024. On August 31, 2024, Tourmaline senior management also had dinner with Company A executives in connection with the annual European Society of Cardiology conference. During the course of these meetings, Company A executives expressed a preliminary interest in exploring a potential transaction with Tourmaline. Tourmaline provided certain representatives of Company A with access to a virtual data room beginning on September 26, 2024.
Also in mid-January 2025, as a part of Tourmaline’s regular meetings at the JPM Conference, Dr. Kulkarni and other Tourmaline senior executives met with another large global pharmaceutical company (referred to herein as “Company B”). As a part of prior preliminary conversations, executives of each of Tourmaline and Company B had met from time to time at prior industry conferences and maintained informal dialogue over the prior year, Tourmaline and Company B had entered into a confidentiality agreement for preliminary discussions on November 11, 2024. Tourmaline provided certain representatives of Company B with access to a virtual data room on January 8, 2025 and Tourmaline senior management made a management presentation regarding Tourmaline to several Company B executives on January 31, 2025.
Over the course of the next several weeks after the JPM Conference, Dr. Kulkarni and several other Tourmaline senior executives maintained a dialogue with several Company A executives, who thereafter indicated that they would like to arrange a meeting to deepen Company A’s relationship with Tourmaline and explore a potential transaction with Tourmaline.
On February 3, 2025, Dr. Kulkarni met with Company A executives in New York City. At the meeting, the Company A executives presented a written non-binding proposal to acquire all of the outstanding shares of Tourmaline for $28.00 per share in cash (the “February 3 Company A Proposal”). The February 3 Company A Proposal was subject to several conditions, including completion of due diligence and documentation for the transaction. Company A requested that Tourmaline agree to a 30-day exclusive negotiation period and intended to discuss means by which Tourmaline employees could be integrated into Company A’s operations. The Company A executives indicated the need to act on an expedited timeline such that the potential transaction would be completed in advance of the release of topline results from the Phase 2 TRANQUILITY trial expected in the second quarter of 2025. Dr. Kulkarni noted that the Company was not for sale but that he would relay the proposal to the Company Board for consideration. The closing price per Share on the trading day prior to the February 3 Company A Proposal was $16.06.
Following the delivery of the February 3 Company A Proposal, Company A executives regularly contacted Dr. Kulkarni and requested feedback on this proposal and access to additional information regarding the Company.
On February 4, 2025, the Company Board held a meeting, with attendance from representatives of Cooley LLP (“Cooley”), legal counsel to the Company, and members of Tourmaline senior management. At the meeting, the Company Board discussed the February 3 Company A Proposal, including possible evaluation methods and potential responses. The representatives of Cooley made a presentation regarding the fiduciary duties of the directors applicable in connection with the consideration of the proposed transaction and other related guidelines. The Company Board discussed the selection of a financial advisor for Tourmaline in connection with the proposed transaction. Following discussion, the Company Board determined to interview three potential financial advisors and to determine a response to the February 3 Company A Proposal at a subsequent meeting after input from the selected financial advisor.
From February 5 to February 8, 2025, the Company Board held multiple meetings, with attendance from representatives of three potential financial advisors, including Leerink Partners LLC (“Leerink Partners”), and members of Tourmaline senior management, to interview and review the qualifications of the potential financial advisors. Following the meetings, given Leerink Partners’ longstanding relationship and familiarity with Tourmaline and its business as well as Leerink Partners’ experience and expertise in the pharmaceutical industry and proposed approach for advising the Company Board in connection with a potential transaction, the Company Board selected Leerink Partners as financial advisor for Tourmaline in connection with the proposed transaction, to be confirmed following receipt of an acceptable customary relationships disclosure letter from Leerink Partners and negotiation of an acceptable engagement letter with Leerink Partners.
On February 8, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the February 3 Company A Proposal, including possible evaluation methods and potential responses. Following discussion, the Company Board requested that Tourmaline senior management, with the assistance of Leerink Partners, prepare and present to the Company Board draft standalone management forecasts reflecting Tourmaline senior management’s best estimates for the future financial performance of Tourmaline as well as a financial analysis of the February 3 Company A Proposal.
On February 9, 2025, at the direction of the Company Board, representatives of Leerink Partners held a call with Company A’s financial advisor to discuss the February 3 Company A Proposal. Company A’s financial advisor stated that Company A expected to move forward with the proposed transaction on an expedited timeline and requested a prompt response from the Company Board. At the direction of the Company Board, Leerink Partners communicated that the Company Board was analyzing the proposal but did not anticipate entering into a transaction in advance of the release of topline results from the Phase 2 TRANQUILITY trial.
On February 13, 2025, representatives of Leerink Partners held a call with representatives of Company A’s financial advisor during which Company A’s financial advisor continued to seek guidance on the Company Board’s timeline for delivering feedback on the February 3 Company A Proposal.
On February 14, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the representatives of Leerink Partners discussed certain preliminary financial information regarding Tourmaline and the February 3 Company A Proposal. The Company Board also discussed standalone management forecasts reflecting Tourmaline senior management’s best estimates for the future financial performance of Tourmaline. Following discussion, the Company Board determined that the February 3 Company A Proposal was inadequate from a financial perspective and rejected Company A’s proposal and request for exclusivity. The Company Board directed Leerink Partners to communicate the Company Board’s decision to Company A through its financial advisor and indicate that the Company Board would only consider a transaction at a premium in excess of market premiums for similar transactions and, if such a proposal was made, would only provide additional information pursuant to a confidentiality agreement with a standstill provision.
Later on February 14, 2025, representatives of Leerink Partners delivered the Company Board’s message to representatives of Company A’s financial advisor.
Later on February 14, 2025, representatives of Company A’s financial advisor contacted representatives of Leerink Partners and indicated that Company A remained interested in the proposed transaction with Tourmaline but that Company A required additional due diligence information from Tourmaline before Company A could provide an updated proposal.
On February 15, 2025, following consultation with Tourmaline senior management and selected members of the Company Board based on the nature of the proposed response, representatives of Leerink Partners responded to Company A’s request by stating that Tourmaline would facilitate a call between Tourmaline senior management and certain Company A executives to address certain of Company A’s requests for additional due diligence information based on publicly available information.
On February 16, 2025, members of Tourmaline senior management and Company A executives held a due diligence call, as discussed on February 15.
On February 18, 2025, Dr. Kulkarni held a call with a Company A executive. The Company A executive stated that, while Company A remained interested in the proposed transaction with Tourmaline, Company A had determined to pause negotiations for a proposed transaction in light of the proximity in time to the expected timing of the release of topline results from the Phase 2 TRANQUILITY trial. The

Company A executive also requested certain additional due diligence information at the appropriate time and that the parties continue to maintain a dialogue over the coming months.
On February 19, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the recent conversations with Company A and its requests for further dialogue and additional due diligence information. The Company Board agreed to allow Company A to receive certain further due diligence information but only pursuant to a confidentiality agreement with a standstill provision. Thereafter, Tourmaline senior executives and representatives of Leerink Partners maintained periodic communications with Company A and its financial advisors regarding a potential transaction with Tourmaline.
On March 20, 2025, Tourmaline and Company A entered into a confidentiality agreement with a 12-month standstill provision, which amended the confidentiality agreement for preliminary discussions originally signed on October 26, 2023. The amended confidentiality agreement did not prohibit Company A from making a confidential proposal to the Company Board.
In March, April and May 2025, in anticipation of the expected results from the Phase 2 TRANQUILITY trial in the second quarter of 2025, Tourmaline senior management, and/or representatives of Leerink Partners on Tourmaline’s behalf, held discussions with executives of at least 12 large pharmaceutical and biotechnology companies focused on cardiovascular diseases, including Novartis, Company A and Company B, to determine which parties may be interested in entering into a transaction involving Tourmaline in the future, including potential collaborations. During this period and in the months that followed, in addition to Novartis, Company A and Company B (which are described in more detail above and below), six other companies elected to enter into a confidentiality agreement for preliminary discussions with Tourmaline or were otherwise already subject to a similar confidentiality agreement (none of which agreements included standstill provisions), and five of the nine parties requested and were provided access to a virtual data room with information regarding Tourmaline and pacibekitug. Over the course of these discussions, several parties expressed continued interest in Tourmaline and pacibekitug and other parties indicated that they were not currently interested in Tourmaline or pacibekitug because of internal strategic priorities or stage of pacibekitug’s development. As a result of Tourmaline’s engagement with these parties and Tourmaline’s active participation in industry and investor conferences, Tourmaline senior management believed that Tourmaline was aware of the parties that were interested in Tourmaline or pacibekitug. Tourmaline maintained dialogue with all parties that continued to express interest in a potential transaction or collaboration with Tourmaline during this period, and the Company Board was kept apprised of these interactions at periodic Company Board meetings.
In the spring of 2025, Novartis expressed interest in evaluating Tourmaline and pacibekitug. As part of prior preliminary conversations, executives of each of Tourmaline and Novartis had met from time to time at prior industry conferences and maintained informal dialogue over the prior eighteen months. In early-March 2025, Tourmaline senior executives and Novartis executives sought to schedule a meeting between Tourmaline and Novartis, although the Novartis executives had expressed a preliminary belief that they may want to wait to have any further discussions with Tourmaline until the Phase 2 TRANQUILITY results were available. Novartis and Tourmaline entered into a confidentiality agreement for preliminary discussions on April 18, 2025, and Tourmaline senior management made a management presentation regarding Tourmaline to several Novartis executives on April 28, 2025. On May 5, 2025, Tourmaline provided certain representatives of Novartis with access to a virtual data room.
In addition, as part of the interactions in the spring of 2025, Company B continued to express interest in evaluating Tourmaline and pacibekitug. On May 13, 2025, Company B executives and Tourmaline senior management held a meeting to discuss Company B’s capabilities and a potential regional licensing transaction between the parties.
On May 16, 2025, the Company Board held a meeting, with attendance from members of Tourmaline senior management. At the meeting, the Company Board discussed the schedule of events around the upcoming readout from the Phase 2 TRANQUILITY trial as well as the status of engagement with potential strategic partners, including with Novartis, Company A and Company B.

Also on May 16, 2025, Tourmaline senior management provided certain Novartis executives with a preliminary readout of the Phase 2 TRANQUILITY trial results.
On May 20, 2025, Tourmaline announced positive topline results from its ongoing Phase 2 TRANQUILITY trial. The closing price per Share on the trading day prior to the announcement was $16.63.
In connection with these positive topline results from the Phase 2 TRANQUILITY trial and in the weeks that followed, Tourmaline senior management met with several companies to discuss the results of the trial, pacibekitug’s potential and Tourmaline’s development plan, including Novartis, Company A, Company B and the other companies that had expressed interest in Tourmaline and pacibekitug earlier in 2025.
On May 30, 2025, the Company Board held a meeting, with attendance from members of Tourmaline senior management and Leerink Partners. The Company Board, in discussions with Tourmaline senior management and Leerink Partners, considered potential financing transactions that would be required to continue development activities on a standalone basis if the Company were not to enter into a strategic partnership.
On June 4 and 5, 2025, at the invitation of Company A, Tourmaline senior executives met with several Company A executives at Company A’s headquarters to discuss the results of the Phase 2 TRANQUILITY trial, pacibekitug’s potential and Tourmaline’s development plans. During these meetings, the Company A executives expressed a strong interest in exploring a transaction with Tourmaline and stated they would communicate next steps on this shortly thereafter.
Between June 16 and 19, 2025, as part of regular meetings at the annual BIO International Convention in Boston, Massachusetts, Tourmaline senior executives met with executives of several companies in the pharmaceutical and biotechnology industries and discussed Tourmaline, pacibekitug, the recent topline trial results and preliminary exploratory discussions of potential transactions. In particular, during the course of these meetings, Dr. Kulkarni met with a Novartis executive. During this meeting, the Novartis executive reiterated Novartis’s interest in engaging in discussions regarding a potential transaction with Tourmaline. A Tourmaline senior executive also met with Company A executives, Company B executives and executives of several of the other companies that had previously expressed a preliminary interest in exploring a transaction with Tourmaline. Several parties indicated that they continued to evaluate a potential transaction with Tourmaline and would provide further indications of that interest to Tourmaline once available. Tourmaline senior executives held periodic meetings with such parties over the summer of 2025, including with executives of each of Company A and Company B.
On July 22, 2025, a Novartis senior executive contacted Dr. Kulkarni and informed him that Novartis was planning to provide a proposal to acquire all of the outstanding shares of Tourmaline and Novartis wanted to engage in exclusive, bilateral negotiations about the proposed transaction. Later that day, Novartis delivered a non-binding written proposal to acquire all of the outstanding shares of Tourmaline for up to $32.00 per share, with $25.00 per share payable in cash plus the issuance of non-tradeable contingent value rights which would pay (1) $3.50 per contingent value right in cash upon the first patient dosing of pacibekitug in a Phase 3 study for ASCVD in the United States and (2) $3.50 per contingent value right in cash upon FDA approval of pacibekitug in ASCVD (the “July 22 Novartis Proposal”). The July 22 Novartis Proposal was subject to several conditions, including completion of due diligence and completion of documentation for the transaction. The July 22 Novartis Proposal noted that Novartis would value the opportunity to discuss employee retention and optimization with Tourmaline. The July 22 Novartis Proposal did not indicate a proposed transaction timeline. The closing price per Share on the trading day prior to the July 22 Novartis Proposal was $18.23.
On July 23, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the July 22 Novartis Proposal and recent conversations with each of Novartis, Company A and Company B. The representatives of Cooley made a presentation regarding the fiduciary duties of the directors applicable in connection with the consideration of the proposed transaction and other related guidelines. The representatives of Leerink Partners reviewed the July 22 Novartis Proposal and recent transactions completed by Novartis and discussed other parties that may be potentially interested in a transaction with Tourmaline. The Company Board also discussed, should the Company Board decide to proceed with a potential transaction, several strategies for obtaining the highest price from potential counterparties. During the course of this discussion, the Company Board and the advisors discussed, among other things, how the July 22 Novartis Proposal could be considered relative to the status quo strategy of business operations as a standalone company, risks and uncertainties regarding the existing business operations, the future need for financing to fund Tourmaline’s development activities and the current market for financings of this kind, ways that the price in the proposed transaction could possibly be improved, risks and uncertainties related to the proposed transaction, the other conditions of such proposal and the potential messaging implied by various possible responses. In particular, the Company Board discussed whether the proposed transaction (based on expected improvements to the price to be proposed) would allow Tourmaline stockholders to adequately recognize the future value of Tourmaline’s expectations for growth as a standalone company without the execution and other risks posed by its development operations through the proposed transaction. The Company Board continued to further assess these items as part of subsequent deliberations. Following discussion, the Company Board determined to defer making any decisions regarding the July 22 Novartis Proposal until a later meeting and directed Leerink Partners to contact Company A’s financial advisors and inform Company A’s financial advisors that Tourmaline was in receipt of another proposal and that Company A should make a proposal if it was still interested in entering into a transaction with Tourmaline. The Company Board also directed Tourmaline senior management to prepare and present to the Company Board updated draft standalone management forecasts reflecting Tourmaline senior management’s best estimates for the future financial performance of Tourmaline.
Following the Company Board meeting, representatives of Leerink Partners contacted both a Company A executive and a representative of Company A’s financial advisor and informed Company A that Tourmaline had received a proposal to acquire all of the outstanding shares of Tourmaline. Company A indicated that it would make an updated proposal to enter into a transaction with Tourmaline shortly thereafter.
On July 28, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the representatives of Leerink Partners reviewed the July 22 Novartis Proposal. The Company Board also discussed updated standalone management forecasts reflecting Tourmaline senior management’s best estimates for the future financial performance of Tourmaline. See “— Certain Unaudited Prospective Financial Information” for additional information on these forecasts. Following discussion, the Company Board determined that the July 22 Novartis Proposal was inadequate from a financial perspective, rejected the proposal and directed Leerink Partners to respond to Novartis with that decision and indicate that the Company Board was disappointed by the value proposed in the July 22 Novartis Proposal and would only engage in a transaction at a price meaningfully higher than the price in the July 22 Novartis Proposal.
Later on July 28, 2025, a Company A executive contacted Dr. Kulkarni and informed him that Company A was planning to provide an updated proposal to acquire Tourmaline. The Company A executive noted that Company A could complete a transaction quickly and did not want to engage in a prolonged process and requested to receive certain high priority due diligence information, including patient-level data from the Phase 2 TRANQUILITY trial. Later that day, Company A delivered a non-binding proposal to acquire all of the outstanding shares of Tourmaline for $31.00 per share in cash (the “July 28 Company A Proposal”). The July 28 Company A Proposal was subject to substantially the same conditions as the February 3 Company A Proposal. The closing price per Share on the trading day prior to the July 28 Company A Proposal was $19.77.
On July 29, 2025, representatives of Leerink Partners contacted certain Novartis executives and delivered the message authorized by the Company Board on the prior day and also informed the Novartis executives that Tourmaline was in receipt of another proposal and Novartis should meaningfully improve its proposal if Novartis was still interested in entering into a transaction with Tourmaline.
Also on July 29, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the July 28 Company A Proposal and recent conversations with each of Novartis and Company A, including the likelihood that Novartis would submit a revised proposal. The

Company Board discussed several strategies for obtaining the highest price from a potential transaction counterparty, including the benefits of a competitive process, and whether either Novartis or Company A would meaningfully improve their respective proposals based on the guidance provided and the presence of at least one alternative proposal. Following discussion, the Company Board determined to defer a decision regarding the July 28 Company A Proposal until a later meeting and directed Leerink Partners to contact Company A’s financial advisor and express disappointment that the price reflected in the July 28 Company A Proposal was not more substantial in light of the previously provided guidance and that Tourmaline had received a superior offer. The Company Board also discussed other parties that would be reasonably likely to be interested in acquiring Tourmaline at a price in excess of the current proposals and determined to defer the determination to contact additional parties until Tourmaline received further updates from Novartis and/or Company A.
Later that day following the Company Board meeting, a representative of Leerink Partners contacted a representative of Company A’s financial advisor and delivered the message authorized by the Company Board, and the representative from Company A’s financial advisor stated that they would await a response to the July 28 Company A Proposal.
On July 31, 2025, a Novartis senior executive contacted Dr. Kulkarni and informed him that Novartis remained interested in acquiring Tourmaline and, based on the feedback provided by the Company Board, Novartis was planning to provide an updated proposal to acquire Tourmaline, which would remove the contingencies of some of the consideration such that all payments to Tourmaline stockholders would be made at closing. The Novartis senior executive noted that they would require additional due diligence information to move forward on the basis of the proposal. Later that day, Novartis delivered a non-binding proposal to acquire all of the outstanding shares of Tourmaline for $32.00 per share in cash (the “July 31 Novartis Proposal”). The July 31 Novartis Proposal was subject to substantially the same conditions as the July 22 Novartis Proposal.
On August 1, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the July 28 Company A Proposal (to which the Company Board had not yet formally responded), the July 31 Novartis Proposal and recent conversations with each of Company A and Novartis. The Company Board discussed several alternative courses of action and strategies for negotiating with the parties. The Company Board also discussed Tourmaline’s standalone strategy and certain timing considerations, including the risks and benefits of deferring a potential transaction and the short and long-term financing needs of the Company to continue its development programs. Following discussion, the Company Board determined to authorize Leerink Partners to contact Company A’s financial advisor and inform Company A that the Company Board had rejected the July 28 Company A Proposal as inadequate from a financial perspective, as the revised proposal included a price below the value of another proposal that had been received by Tourmaline, and the Company Board’s view of the potential long-term value creation available from Tourmaline, and that the Company Board did not view the small incremental price improvements by Company A as constructive. The Company Board instructed Leerink Partners to inform Company A that, if Company A was serious in its interest in acquiring Tourmaline and receiving further due diligence, Company A should provide an updated proposal with a meaningful price improvement. The Company Board also determined to authorize and direct Leerink Partners to deliver a substantially similar message to Novartis during the following week.
Later that day following the Company Board meeting, representatives of Leerink Partners contacted both a Company A executive and a representative of Company A’s financial advisor and delivered the message authorized by the Company Board. The representatives of Leerink Partners declined to provide guidance on a price that would be acceptable to the Company Board, the price of the other proposals received by Tourmaline or whether any other party had received Phase 2 TRANQUILITY trial patient-level data due diligence information.
On August 6, 2025, a Company A executive contacted Dr. Kulkarni and informed him that Company A was disappointed that Company A did not get further engagement from the Company Board or access to the requested due diligence information on the basis of the July 28 Company A Proposal but that, based on the feedback provided by the Company Board, Company A was planning to provide an updated proposal to acquire Tourmaline at a meaningfully higher price. However, the Company A executive informed

Dr. Kulkarni that Company A would be unwilling to make any further proposals unless the Company Board agreed to grant Company A access to certain patient-level data from the Phase 2 TRANQUILITY trial. Later that day, Company A delivered a non-binding proposal to acquire all of the outstanding shares of Tourmaline for up to $38.50 per share, with $33.50 per share payable in cash plus the issuance of a non-tradeable contingent value right which would pay $5.00 per contingent value right in cash upon the first patient dosing of pacibekitug in a Phase 3 study for ASCVD in the United States (the “August 6 Company A Proposal”). The August 6 Company A Proposal was subject to substantially the same conditions as the July 28 Company A Proposal.
Also on August 6, 2025, representatives of Leerink Partners contacted certain Novartis executives and delivered the message authorized by the Company Board on August 1. Novartis indicated it would make an updated proposal to enter into a transaction with Tourmaline shortly.
On August 7, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the August 6 Company A Proposal and recent conversations with each of Novartis and Company A, including the likelihood that Novartis would make a new proposal shortly and the importance to both parties of reviewing Phase 2 TRANQUILITY trial patient-level data. The Company Board discussed strategies for obtaining the highest price from potential counterparties. Following discussion, the Company Board determined to grant Company A access to Phase 2 TRANQUILITY trial patient-level data, subject to appropriate confidentiality guidelines as a basis for Company A to further improve its proposal and to grant Novartis the same access if Novartis’s forthcoming updated proposal reflected a meaningful price increase and Novartis entered into a confidentiality agreement with a standstill provision.
Also at the August 7, 2025 Company Board meeting, the Company Board discussed whether there were any other parties that it believed would be reasonably likely to be willing to acquire Tourmaline at a price in excess of the current proposals and whether it would be appropriate to contact any additional parties as part of a “market check” to confirm that none of the parties would be interested in acquiring Tourmaline at a higher price. The Company Board discussed the potential timeline to conduct the “market check,” the risks and benefits of conducting the outreach in the near term and how best to determine the optimal number and identity of parties to contact. The Company Board, Tourmaline senior management and the representatives of Leerink Partners discussed the parties that would be most likely to be interested and have an ability to execute a transaction with Tourmaline, including based on feedback provided by several companies during the interactions Tourmaline had with several parties in the winter and spring of 2025. Following discussion, the Company Board directed Leerink Partners to contact four potential counterparties identified by the Company Board (which included Company B) to inform each potential counterparty that Tourmaline had received multiple proposals and invite the potential counterparty to consider entering into a transaction involving Tourmaline. The four potential counterparties were determined by the Company Board to be the most likely interested parties, as each party had expressed preliminary interest in a transaction in the spring of 2025 but (other than Company B) had not actively pursued a transaction.
Later that day following the Company Board meeting, Dr. Kulkarni contacted a Company A executive and informed the Company A executive that the Company Board had determined to grant Company A access to certain patient-level data, subject to appropriate confidentiality guidelines, but only as a basis for Company A to further improve its proposal from the price in the August 6 Company A Proposal. Over the next several days, representatives of each of Tourmaline and Company A aligned on the information to be provided and procedures for doing so and held information sessions about the information presented.
Beginning on August 8, 2025, in accordance with the Company Board’s direction, representatives of Leerink Partners contacted the four identified potential counterparties to gauge their interest in entering into a potential transaction involving Tourmaline. Over the next several weeks, each of the four parties responded that they were not currently interested in entering into a potential transaction to acquire Tourmaline. During such time, Company B said it was continuing to evaluate whether it was interested in a regional licensing transaction with Tourmaline as noted below.
On August 9, 2025, a Novartis senior executive emailed Dr. Kulkarni and delivered a non-binding proposal to acquire all of the outstanding shares of Tourmaline for $35.00 per share in cash (the “August 9 Novartis Proposal”). The Novartis senior executive also requested access to Phase 2 TRANQUILITY trial patient-level data.

On August 11, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the August 9 Novartis Proposal and recent conversations with each of Novartis and Company A and the four potential counterparties (which included Company B) contacted as part of the “market check” process. Following discussion, the Company Board determined to authorize Leerink Partners to contact Novartis and inform Novartis that the Company Board had rejected the August 9 Novartis Proposal as inadequate from a financial perspective, being at a price below the value of another proposal that had been received by Tourmaline and the Company Board’s view of the potential long-term value creation available from Tourmaline, and denied the request for further due diligence information because the small incremental price improvement by Novartis in its most recent proposal was not sufficiently meaningful. The Company Board instructed Leerink Partners to inform Novartis that, if Novartis was serious in its interest in acquiring Tourmaline and receiving further due diligence, Novartis should provide an updated proposal with a meaningful price improvement.
Later that day, following the Company Board meeting, representatives of Leerink Partners contacted certain Novartis executives and delivered the message authorized by the Company Board earlier that day.
On August 13, 2025, Novartis delivered a non-binding proposal to acquire all of the outstanding shares of Tourmaline for $38.00 per share in cash (the “August 13 Novartis Proposal”). The August 13 Novartis Proposal was subject to substantially the same conditions as the August 9 Novartis Proposal.
On August 14, 2025, based on the guidance previously provided by the Company Board regarding a meaningful price improvement, representatives of Leerink Partners contacted certain Novartis executives and informed Novartis that it would be granted access to the Phase 2 TRANQUILITY trial patient-level data subject to appropriate confidentiality guidelines and entering into a confidentiality agreement with a standstill provision, but only as a basis for Novartis to further improve its proposal from the price in the August 13 Novartis Proposal. Over the next several days, representatives of each of Tourmaline and Novartis aligned on the information to be provided and procedures for doing so and held information sessions about the information presented.
During this period and the recently preceding weeks, each of Novartis, Company A and Company A’s financial advisors regularly engaged in discussions with representatives of Leerink Partners regarding the process and sought clarification of Tourmaline’s expected approach and timeline to finalize a potential transaction.
On August 15, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the August 6 Company A Proposal, the August 13 Novartis Proposal and recent conversations with each of Novartis, Company A, Company B and the other potential counterparties contacted as part of the “market check” process. At the meeting, the representatives of Leerink Partners reviewed the proposals received and feedback provided by Novartis and Company A and explained that none of the other potential counterparties contacted as part of the “market check” process seemed to be interested in a potential transaction to acquire all of the outstanding shares of Tourmaline. The representatives of Leerink Partners also updated the Company Board on the feedback received from Novartis and Company A with respect to the process for considering proposals to date, including the parties’ desire to understand the Company’s expected approach to finalize a potential transaction. The Company Board and the advisors discussed possible responses to the proposals (including whether to ask each interested party for a subsequent improved proposal) and the risks and uncertainties related to the proposed transactions, the conditions of the proposals, methods by which Tourmaline could improve the terms of each of the proposals for further review and obtain the highest price each party was prepared to pay to acquire Tourmaline, competitive pressure that could be maximized through a formal process for obtaining binding proposals (including after completion of due diligence and providing the terms of a definitive merger agreement), alternatives for responding to the parties’ feedback and requests for information and possible timelines on which each party could be expected to provide a “best and final” proposal. Following discussion, the Company Board approved a process to request best and final proposals to acquire Tourmaline, which proposals could be evaluated by the Company Board.

Later that evening, at the direction of the Company Board, Leerink Partners sent instructions to each of Novartis and Company A to provide a final binding proposal to acquire Tourmaline by September 5, 2025. The instructions indicated that a form merger agreement prepared on behalf of Tourmaline would be provided soon and each party would be expected to provide any comments on the agreement to Cooley by August 29, 2025. In addition, interested parties were instructed to have completed all due diligence required and have received all necessary approvals to enter into the definitive documentation providing for the proposed transaction by the time of its final proposal.
On August 18, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, representatives of Cooley reviewed the key terms of a draft form merger agreement providing for the transaction to be provided to each of the parties if approved by the Company Board, describing alternative terms that could be included in the form agreement and certain terms that each party would likely seek to negotiate further. Following discussion, the Company Board directed that the draft form merger agreement reflecting the feedback on the terms provided by the Company Board be provided to Novartis and Company A.
On August 18, 2025, in response to outreach by Leerink Partners as authorized by the Company Board on August 7, a Company B executive informed Leerink Partners that Company B was not interested in further evaluating a potential transaction to acquire Tourmaline but would continue evaluating a regional licensing transaction with Tourmaline and would provide a proposal on a transaction of this kind when ready.
On August 19, 2025, Tourmaline and Novartis entered into a confidentiality agreement, which amended the prior confidentiality agreement for preliminary discussions. The amended confidentiality agreement included a 12-month standstill provision that did not prohibit Novartis from making a confidential proposal to the Company Board that would not reasonably require Tourmaline to make a public disclosure thereof.
Thereafter, Tourmaline continued to make additional confidential information about Tourmaline and its businesses available to each of Novartis and Company A and their respective advisors through a virtual data room to permit each party and its advisors to conduct its due diligence reviews. Tourmaline also responded to extensive due diligence inquiries from each of these parties and its advisors and provided functional due diligence sessions with Tourmaline senior management.
On August 20, 2025, Tourmaline made available to each of Novartis and Company A and their respective advisors a form merger agreement and requested feedback on the form merger agreement by August 29, 2025. The form merger agreement contemplated that the proposed transaction would be completed pursuant to a tender offer with a second-step merger and included customary terms and conditions for such an agreement, including a customary non-solicitation provision with a “fiduciary out” provision that would allow the Company Board to change its recommendation in favor of the transaction following receipt of an unsolicited superior proposal or following the occurrence of a change in circumstances, in each case subject to certain notice and match rights and the payment by Tourmaline of a Company Termination Fee (as defined below) (which would be 2.5% of the implied equity value of Tourmaline in the transaction).
On August 21, 2025, a Company B executive informed a Tourmaline senior executive that Company B was close to making a proposal to Tourmaline for a regional licensing transaction but continued to need final approvals to do so. The Tourmaline senior executive encouraged Company B to make any proposal as promptly as possible.
On August 22, 2025, representatives of Cooley held discussions with representatives of Hogan Lovells US LLP (“Hogan Lovells”), Novartis’s legal counsel, at Hogan Lovells’s request, to discuss the proposed transaction and expectations for the markup to the merger agreement.
On August 26, 2025, representatives of Company A’s financial advisors contacted representatives of Leerink Partners and sought guidance about the Company Board’s intended process for determining whether and how to enter into a transaction following the receipt of the binding proposals.
On August 27, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed the status of work being undertaken by each of Novartis and Company A and recent conversations with each, including their requests for further guidance about the Company Board’s intended process for determining whether and how to enter into a transaction following the receipt of the binding proposals. The Company Board and the advisors also discussed possible processes for entering into a definitive merger agreement following the receipt of the binding proposals, which would depend in part on the proposals that would be made. The representatives of Leerink Partners reviewed the feedback received from the parties contacted during the “market check” process, including the rationale for the parties that were not interested in a potential transaction with Tourmaline at that time, and noted that Company B continued to communicate that it was still considering a regional licensing transaction.
On August 29, 2025, each of Hogan Lovells, on behalf of Novartis, and Company A’s legal counsel, on behalf of Company A, sent to Cooley proposed markups to the form merger agreement reflecting its comments on the agreement. Among other changes, Novartis’s markup to the form merger agreement proposed a reverse termination fee payable to Tourmaline if Novartis was unable to obtain the antitrust approvals required to complete the proposed transaction, increased the proposed size of the Company Termination Fee that could become payable by Tourmaline to a fee of 4.0% of the implied equity value of Tourmaline in the transaction and expanded the circumstances upon which the Company Termination Fee would be payable. Among other changes, Company A’s markup to the form merger agreement required Tourmaline to obtain stockholder support agreements from certain of its largest stockholders, eliminated most obligations of Company A to take actions to obtain the antitrust approvals required to complete the proposed transaction, increased the proposed size of the Company Termination Fee that could become payable by Tourmaline to a fee of 4.5% of the implied equity value of Tourmaline in the transaction and expanded the scope of what would be considered a “Material Adverse Effect” under the merger agreement.
On August 31, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners, Cooley and Tourmaline’s independent compensation consultant and members of Tourmaline senior management. At the meeting, the Company Board discussed the status of work being undertaken by each of Novartis and Company A and recent conversations with each. The representatives of Cooley made a presentation to the Company Board on the markups to the form merger agreement provided on behalf of each of Novartis and Company A, including the comments made, issues presented in each and possible efforts that could be made to improve the terms of the agreements. Following discussion, the Company Board provided feedback on further improvement to the terms to be sought from each of Novartis and Company A and instructed Cooley to seek to negotiate these items further. The Company Board and the advisors also discussed how to guide each of Novartis and Company A on expectations for its binding proposals. Following discussion, the Company Board instructed Leerink Partners to remind both parties that the Company Board valued price and certainty, would evaluate all proposals when made, expected to receive proposals for a transaction that the Company Board could enter into immediately if it chose to do so and without further conditions and did not plan to provide any party the opportunity to re-bid if there was a clearly superior proposal made that the Company Board would accept. After the representatives of Leerink Partners left the meeting, the Company Board reviewed the terms of the proposed engagement letter under which Tourmaline would formally retain Leerink Partners as its financial advisor for the proposed transaction, the negotiations of certain of the terms and the customary relationship disclosures provided by Leerink Partners regarding any relationships with Novartis, Company A, Company B and the other parties contacted during the “market check” process. The Company Board concluded that, based upon the information provided by Leerink Partners, Leerink Partners did not have any relationships that would be likely to impair its ability to provide independent advice to the Company Board, and the Company Board approved the engagement of Leerink Partners on the terms presented. Tourmaline’s independent compensation consultant then made a presentation to the Company Board regarding certain terms of the proposed transaction related to employees that were proposed to be delivered to Novartis and Company A, which terms were designed to be helpful for properly incentivizing and retaining employees through the closing of any potential transaction. Following the discussion, the Company Board suggested revisions to certain of the terms and then directed that the updated terms be delivered to Novartis and Company A with guidance that the Company Board intended to implement these terms. For further information on these terms, please see Section 11 (The Merger Agreement) of the Offer to Purchase.
Following the Company Board meeting, representatives of Leerink Partners contacted separately Novartis executives, Company A executives and representatives of Company A’s financial advisor and delivered the guidance and information authorized by the Company Board.

On September 1, 2025, a representative of Cooley had a call with a representative of Company A’s counsel related to the markup of the form merger agreement provided on behalf of Company A on August 29, 2025. The representative of Cooley gave feedback to the markup of the form merger agreement based on feedback discussed with the Company Board and Tourmaline senior management and requested that Company A reflect as much of the feedback as possible to make its proposal due on September 5 more favorable to Tourmaline and provide an updated markup of the merger agreement on September 4, 2025. In addition, thereafter, representatives of Cooley and representatives of Company A’s counsel held several calls over the following days to discuss more specific drafting changes to the agreement provided on behalf of Company A.
Also on September 1, 2025, Tourmaline uploaded an initial draft of the Company disclosure letter to the virtual data room.
On September 2, 2025, representatives of Cooley held discussions with representatives of Hogan Lovells related to the markup of the form merger agreement provided on behalf of Novartis on August 29, 2025. The representatives of Cooley gave feedback to the markup of the form merger agreement based on feedback discussed with the Company Board and Tourmaline senior management and requested that Novartis reflect as much of the feedback as possible to make its proposal due on September 5 more favorable to Tourmaline and provide an updated markup of the merger agreement on September 4, 2025. In addition, thereafter, representatives of Cooley and representatives of Hogan Lovells held several calls over the following days to discuss more specific drafting changes to the agreement provided on behalf of Novartis.
Also on September 2, 2025, Dr. Kulkarni had a call with a Novartis senior executive, who sought guidance from Dr. Kulkarni about the final proposals to be made and the timing for potentially entering into a transaction. Dr. Kulkarni provided guidance consistent with the messages authorized by the Company Board on August 31.
On September 3, 2025, Tourmaline and Leerink Partners entered into the engagement letter to formalize the engagement of Leerink Partners as exclusive financial advisor to Tourmaline for the proposed transaction on the terms approved by the Company Board.
On September 4, 2025, each of Hogan Lovells, on behalf of Novartis, and Company A’s legal counsel, on behalf of Company A, sent to Cooley updated markups to the form merger agreement, each reflecting changes to the terms of the prior markups to the merger agreement more favorable to Tourmaline and reflecting some, but not all, of the feedback provided in the preceding days. Among other changes, each of Novartis and Company A had decreased the proposed size of the Company Termination Fee that could become payable by Tourmaline to a fee of 3.5% of the implied equity value of Tourmaline in the transaction.
On the morning of September 5, 2025, at the direction of the Company Board, representatives of Leerink Partners separately contacted a Novartis executive and a representative of Company A’s financial advisors to align on each party’s plans for submitting a binding proposal later that day.
Also on September 5, 2025, several Tourmaline senior executives had a call with a Company B executive based on a request from Company B made the day before. On the call, the Company B executive informed Tourmaline of the details of Company B’s proposal for a regional licensing transaction that was subsequently delivered in writing later that day (coincidentally the date provided to the other parties for providing binding acquisition proposals).
During the balance of the day on September 5, 2025, Tourmaline received three proposals as follows:
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Novartis delivered a proposal to acquire all of the outstanding shares of Tourmaline for $48.00 per share in cash and on the terms provided in the merger agreement provided on the prior day by its counsel (the “Final Novartis Proposal”). Novartis indicated that the Novartis Board of Directors had not yet approved the transaction but expected to do so on September 9, 2025 and an agreement could not be entered into until the approval was obtained. Novartis requested an exclusive negotiation period until the end of the day on September 9, 2025 and attached a proposed form of exclusivity agreement.

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Company A delivered a proposal to acquire all of the outstanding shares of Tourmaline for $43.00 per share in cash and on the terms provided in the merger agreement provided on the prior day by its counsel (the “Final Company A Proposal”). Company A indicated that the Company A Board of Directors had not yet approved the transaction but it was set to be presented to them in the next few days and an agreement could not be entered into until the approval was obtained. Company A requested an exclusive negotiation period until the end of the day on September 10, 2025 and attached a proposed form of exclusivity agreement.
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Company B delivered a preliminary, non-binding proposal to license pacibekitug in Europe for $100 million in upfront consideration and future milestone and royalty payments (the “September 5 Company B Proposal”). The September 5 Company B Proposal was subject to several conditions, including completion of due diligence and completion of documentation for the transaction.

The closing price per Share on the trading day prior to these proposals was $25.10.
Also on September 5, 2025, at the request of Novartis, Dr. Kulkarni had a call with Novartis senior executives, including Dr. Vasant Narasimhan, Chief Executive Officer of Novartis, on which the Novartis senior executives expressed their strong interest in Tourmaline and pacibekitug and that Novartis was interested in entering into a transaction with Tourmaline promptly on the basis of their proposal.
On September 6, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board discussed each of the proposals made on September 5. The representatives of Leerink Partners reviewed the terms of the proposals received from each of Novartis and Company A, each party’s requests for exclusivity and issues to be considered regarding each proposal, including the proposed path to completion of each transaction. The representatives of Cooley made a presentation to the Company Board on the status of the negotiation of the draft merger agreements provided on behalf of each of Novartis and Company A on September 4, 2025, describing the terms of the draft merger agreements received on September 4, the improvements in each agreement since the initial markups were received and unresolved items in each agreement. The Company Board discussed whether it was in the best interests of Tourmaline to pursue any of the proposals further or for Tourmaline to terminate discussions and continue to operate as a standalone company, taking into account previously discussed risks and uncertainties and potential benefits of Tourmaline’s standalone prospects. Tourmaline senior management then made a presentation to the Company Board on the terms of the September 5 Company B Proposal, which was considered an alternative as part of a standalone company plan. The Company Board discussed whether it would be appropriate to request further improvements to the price or other terms of the proposals and the seriousness and appropriateness of each party’s request for exclusivity under the circumstances. The Company Board also discussed the risks and uncertainties regarding each proposal, including whether each party was willing and able to complete the transaction on the terms provided, whether the Company Board believed it likely that any party would be willing and able to offer terms more favorable to Tourmaline than the Final Novartis Proposal, execution risks regarding the transaction until the final merger agreement was signed and means to reduce the period until that occurred. Following discussion, the Company Board determined that the Final Novartis Proposal was more favorable than the Final Company A Proposal, that the Final Novartis Proposal was more favorable than the standalone plan (including the September 5 Company B Proposal), and to move forward with the Final Novartis Proposal to seek to finalize the terms of the merger agreement. The Company Board determined to request Novartis accelerate the time until a final agreement could be signed to decrease execution risks of the transaction (including by having the Novartis Board of Directors seek to meet and approve the proposed transaction earlier) and grant Novartis’s request for exclusivity but only until the end of the day on September 8, 2025.
Following the Company Board meeting, Dr. Kulkarni contacted a Novartis senior executive and informed Novartis of the Company Board’s decision to move forward with the Final Novartis Proposal to seek to finalize the terms. The representatives of each of Leerink Partners and Cooley also contacted additional Novartis executives and representatives of Hogan Lovells, respectively, to provide the same message and coordinate on next steps.
Later on September 6, 2025, consistent with the Company Board’s instructions, a Tourmaline senior executive sent to representatives of Hogan Lovells revisions to the exclusivity agreement provided by Novartis providing for an exclusive negotiation period until the close of business on September 8, 2025, unless

Novartis were to reduce the proposed price or negatively impact the proposed terms of the proposed transaction. The parties agreed to target executing the Merger Agreement by that date or earlier if possible.
Later on September 6, 2025, Tourmaline and Novartis executed the exclusivity agreement, at which time Tourmaline terminated access to the virtual data room and any further discussions regarding a potential transaction with all other potential counterparties.
During the following days, representatives of each of Tourmaline and Novartis and their respective advisors engaged in discussions regarding the timing for completing the terms of the transaction and finalizing the definitive documentation providing for the transaction and completing any remaining due diligence. During this period and culminating in the execution of the Merger Agreement on September 8, 2025, representatives of each of Cooley and Hogan Lovells exchanged several drafts of the documentation, including the Merger Agreement and Company disclosure letter and held a number of discussions relating thereto.
On September 7, 2025, the Novartis Board of Directors held a meeting. At the meeting, the Novartis Board of Directors reviewed the terms of the proposed transaction with Tourmaline. Following discussion, the Novartis Board of Directors unanimously approved the terms of the proposed transaction with Tourmaline.
On the evening of September 8, 2025, the Company Board held a meeting, with attendance from representatives of each of Leerink Partners and Cooley and members of Tourmaline senior management. At the meeting, the Company Board reviewed the terms of the proposed transaction with Novartis, including the updates to the terms thereof since the last meeting of the Company Board. The representatives of Cooley reviewed with the Company Board the fiduciary duties of the directors in connection with the consideration of the possible transaction and a summary of the terms and conditions of the Merger Agreement. The representatives of Leerink Partners reviewed with the Company Board Leerink Partners’ financial analysis of the Offer Price and Merger Consideration and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated September 8, 2025, that, as of the date of such opinion, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing such opinion, the Offer Price and Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Leerink Partners’ opinion, please see below under the caption “— Opinion of Leerink Partners LLC”. The Company Board discussed the proposed transaction and made reference to prior discussions of the proposed transaction, including (1) the risks and uncertainties of the proposed transaction, (2) the fact that the Company Board believed that no other party would be willing and able to offer terms more favorable to Tourmaline than the Final Novartis Proposal (including based on the interactions Tourmaline had in the spring of 2025 and the results of its “market check” in August 2025) and that Novartis would not be willing to increase the price per share above the Final Novartis Proposal (after having already made five separate proposals and having been asked to provide a final binding proposal), (3) the risks and uncertainties and opportunities regarding the operation of Tourmaline’s business on a standalone basis, including the need for future financing or a strategic partner for the business and (4) uncertainties regarding the availability of financing for clinical-stage life sciences companies. Following discussion and review of the various presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Company Board unanimously determined the Merger Agreement and the consummation of the transactions contemplated thereby were advisable to, fair to and in the best interest of, Tourmaline and its stockholders, authorized and approved the execution, delivery and performance by Tourmaline of the Merger Agreement and the consummation of the transactions contemplated thereby and resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. See the section captioned “— Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation of the Company Board” for further information on the Company Board’s recommendation and reasons for the recommendation. The Compensation Committee of the Company Board also approved certain matters contemplated by the U.S. securities laws in connection with the Offer and certain of the employee terms the Company Board had previously concluded that it intended to implement at the August 31 meeting.
After the Company Board meeting, the Merger Agreement was executed by the relevant parties.

On the morning of September 9, 2025, each of Tourmaline and Novartis issued separate press releases announcing the execution of the Merger Agreement.
Reasons for the Recommendation of the Company Board.
In evaluating the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, and unanimously recommending that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company Board consulted with the Company’s senior management and outside financial and legal advisors. In doing so, the Company Board considered and analyzed a number of factors it viewed as supportive of its determinations and recommendations, including the following non-exhaustive list of material reasons (which are not presented in order of relative importance):
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Certainty of Value with Cash Consideration.   The Company Board considered the fact that the Offer Price was payable entirely in cash and therefore would offer immediate liquidity and certainty of value to the Company’s stockholders while effectively eliminating the long-term business and execution risk of continuing to operate the Company on a standalone basis and the uncertainty of future trading prices of the Shares, and that, absent the Merger, the trading price of the Shares may not reach and sustain the level implied by the Offer Price in the near term, or at all. The Company Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties of continuing as a standalone company, including those items noted below. The Company Board further considered the fact that it had been able to negotiate with Novartis to secure improvements to the price per share at closing rather than future contingent value, which provided even greater de-risking of value for the proposed transaction.

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Compelling Premium; Offer Price Above Post-Reverse Merger All-Time High Closing Price Per Share.   The Company Board considered the fact that the Offer Price of $48.00 per Share represents a compelling premium to recent market prices for the Shares, including (i) an approximately 59% premium to the closing price of the Shares of $30.18 on September 8, 2025, the last full trading day prior to the execution of the Merger Agreement (the “Trading Reference Date”) and (ii) an approximately 127% premium to the volume-weighted average price of the Shares over the 60-day trading period prior to the Trading Reference Date. The Company Board also considered the fact that the Offer Price of $48.00 per Share represents an approximately 297% premium to the adjusted closing price of the Shares of $12.08 on October 19, 2023, the Reverse Merger closing date, and is greater than any closing price per Share since the Reverse Merger closing date.

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Available Alternatives; Results of Prior Dialogue with Several Parties; Best Alternative for Maximizing Stockholder Value.   The Company Board considered the various alternatives available to the Company — including remaining a standalone company and other transaction alternatives — and concluded that the Offer and the Merger collectively represented the best alternative available to the Company and the Company’s stockholders. In particular, the Company Board considered the following:

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Results of Company Outreach.   The Company Board considered the regular and extensive dialogue Tourmaline has had with multiple large pharmaceutical and biotechnology companies over the last few years, including Tourmaline’s more recent engagement, with the assistance of Leerink Partners, in the spring and summer of 2025 with Novartis, Company A, Company B and other parties and the outreach on behalf of the Company to additional parties as part of the “market check,” as further described in the section captioned “— Background of the Offer and Merger.” The Company Board noted that (i) Tourmaline, with the assistance of Leerink Partners, had contacted or held discussions with at least 12 potential counterparties who were believed to be the most likely parties to pursue a potential transaction with the Company, (ii) Tourmaline had signed or previously entered into confidentiality agreements with nine potential transaction counterparties and had received offers from three potential transaction counterparties, (iii) except for Novartis, Company A and Company B, the Company’s efforts to solicit interest from potential counterparties did not result in any proposals for a transaction and (iv) in the Company Board’s view, the Company’s outreach efforts included all potential counterparties who would likely have had the interest and capability to pursue a transaction to acquire all of the outstanding Shares;

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Highest Offer Price Reasonably Attainable; Risk of Loss of Opportunity.   The Company Board considered (i) the process of requesting a “best and final” proposal from Novartis, and based on Novartis’s statements and positions taken in connection with Novartis’ previous proposals, the Company Board’s belief that it had obtained Novartis’s best and final offer, (ii) the Company Board’s belief that there was substantial risk of Novartis terminating discussions and the Offer Price not being available to the Company or its stockholders if the Company continued to pursue a higher price and (iii) the Company Board’s belief that, based on the conversations and negotiations with Novartis and historical discussions with other potential counterparties (as more fully described above in the section captioned “— Background of the Offer and Merger”), as of the date of the Merger Agreement, the Offer Price represented the highest transaction value reasonably obtainable by the Company under the circumstances and provided superior risk-adjusted value relative to the Company’s standalone prospects;

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Negotiations with Novartis; Improvements in Consideration.   The Company Board considered the fact that, during the course of negotiations with Novartis (as more fully described below in the section captioned “— Background of the Offer and Merger”), Novartis had made five proposals of increasing value and had increased its price per share four times from its proposal of up to $32.00 per share in the July 22 Novartis Proposal, with $25.00 per share payable in cash plus the issuance of non-tradeable contingent value rights which would pay (i) $3.50 per contingent value right in cash upon the first patient dosing of pacibekitug in a Phase 3 study for ASCVD in the United States and (ii) $3.50 per contingent value right in cash upon FDA approval of pacibekitug in ASCVD, to its proposal of $32.00 per share in cash in the July 31 Novartis Proposal, to its proposal of $35.00 per share in cash in the August 9 Novartis Proposal, to its proposal of $38.00 per share in cash in the August 13 Novartis Proposal, to its proposal of $48.00 per share in the Final Novartis Proposal; and

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Potential Strategic Alternatives.   The Company Board considered its belief that none of the potential strategic alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent company or pursuing a different strategic transaction, such as a licensing transaction with Company B) was reasonably likely to deliver superior risk-adjusted value compared to that of the Offer and the Merger, taking into account execution risks, the Company’s cost of capital and other business, competitive, financial, industry, legal, market and regulatory considerations.

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Opinion of Leerink Partners LLC.   The Company Board considered the oral opinion of Leerink Partners rendered to the Company Board on September 8, 2025, which was subsequently confirmed by delivery of a written opinion dated September 8, 2025 that, as of the date of such opinion, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing such opinion, the Offer Price and Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section captioned “— Opinion of Leerink Partners LLC”.

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Terms of the Merger Agreement.   The Company Board reviewed and considered the terms and conditions of the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger. Those matters included:

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Nature of the Negotiations; Terms of the Merger Agreement.   The Company Board considered the fact that the Merger Agreement was negotiated in the context of a competitive process and at arm’s length between the Company and Novartis, with the assistance of their respective legal advisors. The Company Board considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were no less favorable to the Company than those found in comparable acquisition transactions.

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High Degree of Certainty of Closing and Speed of Consummation of the Offer and the Merger.   The Company Board considered the reasonable likelihood of the consummation of the Offer and the Merger in a timely manner in light of:

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the conditions to the consummation of the Merger set forth in the Merger Agreement being specific and limited, including no approval of Novartis’s shareholders being required;

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the absence of any financing condition in the Merger Agreement;

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the scope of what may constitute a “Material Adverse Effect” in the Merger Agreement and the exceptions thereto that were negotiated by the Company, as more fully described in Section 11 (The Merger Agreement) of the Offer to Purchase of the Offer to Purchase;

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the scope of the required regulatory approvals (including antitrust) and the Company Board’s assessment of the likelihood that such required approvals would be received in a timely manner and in any event prior to the Outside Date;

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the commitment made by each of Novartis and the Company to use their respective reasonable best efforts pursuant to the terms of the Merger Agreement to take all actions reasonably necessary, proper or advisable under applicable law to consummate the Offer and the Merger, including to obtain the expiration or termination of waiting periods from governmental bodies under any antitrust law;

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the fact that Novartis will be required to pay to Tourmaline a Regulatory Termination Fee of $68,500,000 in the event that the Merger Agreement is terminated under certain circumstances relating to the termination of the Merger Agreement as a result of failure to obtain antitrust clearances as provided in the Merger Agreement, which the Company Board viewed as reasonable and would sufficiently compensate Tourmaline if the Transactions were not able to be consummated as a result of the failure to obtain antitrust clearances;

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the fact that the Outside Date of September 8, 2026, subject to extension to December 8, 2026 and March 8, 2027 under certain circumstances as set forth in the Merger Agreement, is expected to allow for sufficient time to consummate the Transactions, including the Merger;

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the fact that Tourmaline is entitled to specific enforcement of Novartis’ obligations under the Merger Agreement;

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the business reputation and capabilities of Novartis, including Novartis’s track record of successfully completing merger and acquisition transactions;

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the provision in the Merger Agreement requiring Novartis to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

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the structure of the Transactions as an all-cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Tourmaline’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional Tourmaline stockholder approval, and in which Tourmaline stockholders and beneficial owners who do not validly exercise and perfect appraisal rights will receive the same consideration received by those Tourmaline stockholders who tender their Shares in the Offer.

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Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Acquisition Proposal.   The Company Board considered the following:

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Ability to Respond to Certain Unsolicited Acquisition Proposals.   The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after September 8, 2025 until the earlier of the Effective Time and the termination of the Merger Agreement;

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Ability to Change the Company Board Recommendation.   The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or change in circumstances;

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Ability to Terminate Merger Agreement to Accept a Superior Proposal.   The Company Board considered the provision in the Merger Agreement allowing the Company Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, noting that, in that case, it would be required to pay or cause to be paid to Novartis a Company termination fee of $47,950,000 in cash (the “Company Termination Fee”); and

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Company Termination Fee.   The Company Board’s assessment that the $47,950,000 Company Termination Fee which could become payable pursuant to the Merger Agreement was comparable to company termination fees in comparable transactions, was reasonable, and that the Company Termination Fee and the other provisions of the Merger Agreement regarding competing acquisition proposals would not be likely to deter a third party from making a competing acquisition proposal. The Company Board further considered the limited circumstances in which the Company Termination Fee would become payable and the likelihood that, in those circumstances, Tourmaline would be pursuing a transaction more favorable to its stockholders than the Offer and the Merger.

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Availability of Appraisal.   The Company Board also took into consideration the availability of appraisal rights under Section 262 of the DGCL to the Company’s stockholders and beneficial owners who do not tender their Shares in the Offer and who comply with all of the required procedures under Delaware law, which provides those eligible stockholders and beneficial owners with an opportunity to have a Delaware court determine the fair value of their Shares, which may be more than, less than, or the same as the amount such stockholders and beneficial owners would have received under the Merger Agreement.

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Risks Relating to Remaining a Standalone Company.   The Company Board assessed the Company’s prospects for substantially increasing stockholder value as a standalone company in excess of the value implied by the Offer Price, given the risks and uncertainties in its business. The Company Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Company Board if the Company were to operate as a standalone company were:

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the fact that the Company’s expectations with respect to the Company’s ongoing and future clinical trials of pacibekitug, including the initiation of these trials, the pace of enrollment, the completion of enrollment, the availability of data from, and the outcome of, these trials, and expectations with respect to regulatory submissions and potential regulatory approvals, may not be realized, or may not be delivered in accordance with the Company’s expected timelines;

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the fact that the Company will require additional funding to finance the Company’s operations, complete the development and commercialization of pacibekitug and evaluate future product candidates, programs or other operations;

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the fact that any additional funding through future debt and equity financing could be highly dilutive to the Company’s existing stockholders and that any such financing might only be available on unfavorable terms or might not be available at all;

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the fact that the challenging market for financing mid- and late-stage clinical programs could make it difficult to raise the necessary funds to further advance the development of the product candidate, and that strategic capital allocation decisions would be required if such financing did not become available on favorable terms;

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the fact that the Company may not be able to successfully implement its business strategy, including its plans to obtain regulatory approval of and commercialize pacibekitug and any other future product candidates;

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the fact that the Company may not be able to achieve profitability if the market opportunities for pacibekitug and any potential future product candidates are smaller than Company estimates or if any approval that the Company obtains is based on a narrower definition of the patient population;

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the fact that even if pacibekitug and any potential future product candidates receive marketing approval, the product candidates may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the product candidates may become subject to unfavorable pricing regulations, reimbursement practices from third-party payors or healthcare reform initiatives in the United States and abroad;

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the fact that the Company may be unable to enter into collaborations or strategic partnerships for the development and commercialization of the Company’s product candidates and future operations, and the potential benefits of any such collaboration or partnership may not be realized; and

•
the various additional risks and uncertainties of the type and nature as further described in the section captioned “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements”.

In the course of its deliberations, the Company Board also considered certain risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following non-exhaustive list of risks and factors (which are not presented in order of relative importance):
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No Stockholder Participation in Future Growth or Earnings.   The fact that following the closing of the Transactions, the Company would no longer exist as an independent, publicly traded company, and given the all-cash consideration, stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of the Company;

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Upside to Standalone Strategy or other Available Alternatives.   The risk that the Company’s standalone strategic plan or other available strategic alternatives could have upside that would generate value in excess of the aggregate transaction consideration;

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Risks Associated with Failure to Complete the Offer and Consummate the Merger.   The nature of the conditions to Novartis’ obligation to consummate the Offer and the Merger; the risk that the Offer and the Merger are not consummated in a timely manner or at all; and the potential adverse results of the public announcement that the Merger Agreement has been terminated on the trading price of the Shares and the Company’s business and operations following such termination;

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Interim Restrictions on Business Pending the Completion of the Offer and the Merger.   The pendency of the Merger may cause the Company to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with the Company, as a result of certain restrictions on the conduct of the Company’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on the Company’s operating results in the event that the Transactions are not consummated in a timely manner or at all;

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Employee Retention Risk.   The risk related to the Company’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Offer and the Merger;

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Operating Results.   The risk that there may be an adverse impact on the Company’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

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Risk of Diverting Management Attention and Resources.   The risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger, plus other costs that have been and that will be incurred in connection with entering into and completing the Transactions, all of which costs will be borne by the Company if the Transactions are not consummated;

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Potential Differing Interests.   The interest of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders, as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”;
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No Solicitation and Company Termination Fee.   The fact that the Merger Agreement restricts the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding an acquisition proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay or cause to be paid to Novartis a Company Termination Fee of $47,950,000 in cash, which could discourage certain acquisition proposals for an acquisition of the Company or adversely affect the valuation that might be proposed by a third party;

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Taxable Consideration.   Gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

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Antitrust Clearance.   Completion of the Offer and the Merger will require antitrust clearance in the U.S. and may require antitrust clearance in other jurisdictions, which could result in the closing being delayed or not occurring at all; and

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Potential Litigation.   The risk of litigation arising in respect of the Offer, the Merger or the other Transactions.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger with the potential benefits of the Transactions, the Company Board, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The foregoing discussion of the Company Board’s reasons for its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer is not intended to be exhaustive and includes only the material factors considered by the Company Board in connection with its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Transactions and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company’s executive officers and directors as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”
Opinion of Leerink Partners LLC.
Introduction
The Company retained Leerink Partners as its exclusive financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that Leerink Partners evaluate the fairness, from a financial point of view to the holders of Shares (other than Excluded Shares) of the Offer Price and Merger Consideration proposed to be paid to such holders pursuant to the terms of the Merger Agreement.
On September 8, 2025, Leerink Partners rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated the same date that, as of such date and based upon and subject to the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Offer Price and Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of the written opinion of Leerink Partners, dated September 8, 2025, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached to this Schedule 14D-9 as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Company Board’s consideration of the Offer and the Merger. The opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and Merger Consideration proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Offer and the Merger and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Offer or the Merger or any other matter.
The full text of Leerink Partners’ written opinion should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.
In connection with rendering the opinion described below and performing its related financial analyses, Leerink Partners reviewed, among other things:
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a draft dated September 8, 2025 of the Merger Agreement, as provided to Leerink Partners by the Company;

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the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by the Company with the SEC;

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the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, as filed by the Company with the SEC;

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certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC;

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certain publicly available research analyst reports for the Company;

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certain other communications from the Company to its stockholders; and

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certain financial forecasts, analyses and projections relating to the Company prepared by Company management as furnished to, and approved by the Company Board for use by, Leerink Partners for purposes of its opinion, which are referred to in this summary of the Leerink Partners opinion as the “Financial Projections” (for additional information, see “— Certain Unaudited Prospective Financial Information” below).

Leerink Partners also conducted discussions with members of the senior management and representatives of the Company regarding the Financial Projections. In addition, Leerink Partners conducted such other financial studies and analyses and took into account such other information as Leerink Partners deemed appropriate.
Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with the Company’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at the Company’s direction, that the Financial Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Leerink Partners relied, at the Company’s direction, on the Financial Projections for purposes of Leerink Partners’ analysis and opinion. Leerink Partners expressed no view or opinion as to the Financial Projections or the assumptions on which it was based. In addition, at the Company’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.
Leerink Partners assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Leerink Partners’ analysis or opinion from the last draft of the Merger Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at the Company’s direction, that the representations and warranties made by the Company and Parent and Purchaser in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at the Company’s direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer or the Merger, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Offer or the Merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.
The opinion of Leerink Partners expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Offer or the Merger, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the written opinion of Leerink Partners, to the holders of the Shares (other than Excluded Shares) of the Offer Price and Merger Consideration proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Offer and the Merger, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Offer and the Merger, including, without limitation, the fairness of the Offer and the Merger or any other term or aspect of such transaction to, or any consideration to be received in connection therewith by, or the impact of the Offer or the Merger on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Offer or the Merger, whether relative to the Offer Price or Merger Consideration proposed to be paid to the holders of Shares pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of such written opinion. The opinion of Leerink Partners does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Offer, the Merger or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions.

The issuance of Leerink Partners’ opinion was approved by the Leerink Partners LLC Fairness Opinion Review Committee.
Summary of Financial Analyses by Leerink Partners LLC
The summary below of the financial analyses prepared by Leerink Partners and reviewed with the Company Board is not a complete description of the opinion of Leerink Partners or the underlying analyses, or of the factors considered in connection with the opinion of Leerink Partners delivered on September 8, 2025. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Leerink Partners arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and the opinion of Leerink Partners. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Leerink Partners.
In its analyses, Leerink Partners considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.
The estimates contained in the analyses of Leerink Partners and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of Leerink Partners are inherently subject to substantial uncertainty.
Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transactions. The type and amount of consideration payable was determined through negotiations between the Company and Parent and the Company’s decision to enter into the Merger Agreement was solely that of the Company Board. The opinion of Leerink Partners was only one of many factors considered by the Company Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to such Transactions, the Offer Price, the Merger Consideration or any other aspect of the Transactions.
The following is a summary of the material financial analyses reviewed with the Company Board and performed by Leerink Partners in connection with its opinion, which was delivered orally to the Company Board on September 8, 2025 and subsequently confirmed in the written opinion of Leerink Partners, dated September 8, 2025. Although the written opinion of Leerink Partners attached hereto as Annex I and the summary set forth below do not purport to describe all work performed and information considered by Leerink Partners, all material studies and analyses performed by Leerink Partners are described herein. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, Leerink Partners was directed by the Company to rely upon the Financial Projections.
Discounted Cash Flow Analysis
A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
Leerink Partners performed a discounted cash flow analysis of the Company based on the forecasted, risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2025 and ending on December 31, 2047 and the impact of tax savings from usage of the Company’s U.S. federal net operating loss and research and development tax credit carryforwards of $162 million as of December 31, 2024 and the Company’s estimated future losses, which were set forth in the Financial Projections as described in the section entitled “— Certain Unaudited Prospective Financial Information” below. Leerink Partners calculated an implied terminal value for the Company using a perpetuity growth rate of negative 50% applied to the Company’s terminal year forecasted, risk-adjusted, after-tax unlevered free cash flows, as directed by Company management. These amounts were then discounted to present value using a discount rate range of 13.00% to 14.50%, which Leerink Partners determined based upon its professional expertise and judgment, and a mid-year discounting convention to discount the Company’s forecasted, risk-adjusted, after-tax unlevered free cash flows as projected by Company management to September 30, 2025. This analysis took into account (i) an assumed net cash position as of September 30, 2025 provided by Company management of approximately $239 million and (ii) the dilutive impact of an assumed equity financing of $400 million in net proceeds in fiscal year 2026 and the net present value of the cost to raise net proceeds of $350 million in fiscal year 2028 and $400 million in fiscal year 2031, as directed by Company management. Leerink Partners then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money Company Options and Company RSUs), as of September 5, 2025, as set forth in the Financial Projections.
This analysis resulted in an implied per Share equity value range of approximately $34.35 to $41.70 (rounded to the nearest $0.01). Leerink Partners then compared the range to the Offer Price and Merger Consideration of $48.00 per Share.
Other Factors Observed by Leerink Partners LLC
Leerink Partners noted for the Company Board certain additional factors that were not considered part of its financial analyses but were noted solely for reference and informational purposes:
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Precedent Premiums Paid Analysis.   Leerink Partners performed an analysis of premiums paid in selected M&A transactions involving publicly traded clinical-stage biotechnology companies in the preceding five years with transaction equity values between $500 million and $2 billion that Leerink Partners, based on its professional expertise and judgment, deemed relevant. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of such target company’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of such target company’s common stock for the 30 calendar days prior to the date on which the trading price of the target company’s common stock was perceived to be affected by a potential transaction. Leerink Partners noted that such precedent M&A transaction-related premiums ranged from (i) 71% – 108% based on the 25th to 75th percentile for the premium to the target companies’ one-day unaffected closing share price, which applied to the September 5, 2025 closing price of the Shares resulted in an illustrative range of approximately $45.64 to $55.49 per Share (rounded to the nearest $0.01) and (ii) 75% – 127% based on the 25th to 75th percentile for the premium to the target companies’ unaffected 30-calendar day volume weighted average share price, which applied to the 30-calendar day volume weighted average price of the Shares ending on September 5, 2025 resulted in an illustrative range of approximately $40.73 – $53.01 per Share (rounded to the nearest $0.01).

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Analyst Price Targets Analysis.   Leerink Partners reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of September 5, 2025, which indicated low and high price targets for the Company ranging from $35.00 to $70.00 per Share.

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Historical Stock Price Trading Analysis.   Leerink Partners reviewed historical trading prices of the Shares during the 52-week period ended September 5, 2025, which reflected low to high closing prices for the Shares during such period of $12.10 to $29.13 per Share.

Miscellaneous
Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to the Company and its affiliates unrelated to the Transactions. In the past two years, Leerink Partners earned investment banking fees of $2.5 million for services provided to the Company in its Reverse Merger. Leerink Partners has also served as sales agent under the Company’s at-the-market sales agreement since November 2024, but has not earned any fees or commissions under the agreement. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, Parent, Purchaser or any of their respective affiliates. In the ordinary course of business, Leerink Partners and its affiliates may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of Leerink Partners’ trading and brokerage activities, Leerink Partners has in the past held and may in the future hold positions, for Leerink Partners’ own account or the accounts of its customers, in equity, debt or other securities of the Company, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent and the Transactions and other participants in such Transactions that differ from the views of Leerink Partners’ investment banking personnel.
The Company Board selected Leerink Partners as a financial advisor in connection with the Transactions based on Leerink Partners’ longstanding relationship and familiarity with the Company and its business, as well as Leerink Partners’ experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Leerink Partners’ services as a financial advisor to the Company, the Company has agreed to pay Leerink Partners an aggregate fee estimated as of the announcement of the Merger Agreement to be approximately $30.8 million, $2.0 million of which became payable upon the rendering of Leerink Partners’ opinion, and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement.
Information regarding the terms of Leerink Partners’ engagement as the Company’s financial advisor is also set forth below under the caption entitled “Item 5 — Persons/Assets Retained, Employed, Compensated or Used.”
Certain Unaudited Prospective Financial Information.
The Company does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Company Board’s review of potential strategic alternatives (including the Offer and the Merger), the Company’s management, at the direction of the Company Board, prepared certain financial projections of the Company’s financial performance for fiscal years 2025 through 2047 on a standalone basis (as summarized below), reflecting the best then-available estimates and judgments of the Company’s management on a risk-adjusted basis (the “Financial Projections”). As summarized under the section above entitled “Background of the Offer and the Merger,” the Company Board approved the Financial Projections and directed Leerink Partners to use and rely upon the Financial Projections in connection with performing its financial analyses and rendering its related fairness opinion to the Company Board.
The Financial Projections reflect estimates and assumptions made by the Company’s management with respect to, among other things, risk-based adjustments reflecting the probability and timing of successful trial completion, regulatory approval and commercial launch for the Company’s product candidate; market size, market share, competitive landscape, pricing, and loss of patent exclusivity for the Company’s product candidate; various cost assumptions, including costs of goods sold, research and development expenses, sales, general and administrative expenses and royalties and milestones payable to licensors; assumptions with respect to tax rate, depreciation and amortization, capital expenditure and change in net working capital; the impact of federal net operating loss (“NOL”) and research and development tax credit carryforwards; the need for additional capital and the impact of future capital raises; and general business, economic, competitive, regulatory and other market and financial conditions of future events, all of which are difficult to predict and many of which are outside of the Company’s control. In particular, the Financial Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Financial Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that may come to exist and could have an effect on the Company’s business and its results of operations. The Financial Projections were developed solely using the information available to the Company’s management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Financial Projections not being achieved include, among others: the ability to generate revenue for the Company’s product candidate; the ability to obtain regulatory approval for the Company’s product candidate in a timely manner or at all and the effect of regulatory actions, including the impact on the timing of product commercialization; the effectiveness of the Company’s commercial execution; the decisions of actual and potential third-party partners; the ability to partner and terms of any such partnering transactions; the ability to raise capital; the success of clinical testing and development; manufacturing and supply availability; patent life and other rights or exclusivity; the effect of global economic conditions; and increases in regulatory oversight and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Financial Projections also reflect assumptions made by the Company’s management as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.
None of the Company, Novartis or any of their respective affiliates, advisors or other representatives (including Leerink Partners) makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Financial Projections or the ultimate performance of the Company relative to the Financial Projections. The Financial Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Financial Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Financial Projections in this Schedule 14D-9 does not constitute an admission or representation of the Company, Novartis or any of their respective affiliates, advisors or other representatives (including Leerink Partners) that the Financial Projections or the information contained therein is material. The Financial Projections were prepared prior to the execution of the Merger Agreement and do not take into account any events or circumstances after the date that they were prepared, including the announcement of the Offer and the Merger. Except as required by applicable law, neither the Company nor any of its affiliates, advisors or other representatives (including Leerink Partners) intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Financial Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).
The Financial Projections should be evaluated in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Financial Projections were developed by the Company’s management on a standalone basis without giving effect to the Transactions, including the Offer or the Merger, and therefore the Financial Projections do not give effect to the Transactions or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including, among others, any costs incurred in connection with the Transactions. Furthermore, the Financial Projections do not take into account the effect of any failure of the proposed Transactions, including the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.

The Financial Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Financial Projections should not be regarded as an indication that the Company, Novartis or any of their respective affiliates, advisors or other representatives (including Leerink Partners), or anyone who received the Financial Projections then considered, or now considers, the Financial Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Financial Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The Financial Projections may differ from published analyst estimates and forecasts.
The unlevered free cash flow amounts contained in the Financial Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP, and were relied upon by the Company Board in connection with its consideration of potential strategic alternatives, including the Offer and the Merger. While the Company believes that such non-GAAP financial measures provide useful supplemental information in analyzing the Company’s financial results, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are typically required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.
The most directly comparable GAAP financial measure for unlevered free cash flow is net cash provided by (used in) operating activities. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Company Board in connection with its evaluation of potential strategic alternatives, including the Offer and the Merger, or provided to or relied on by Leerink Partners in connection with its financial analyses and the opinion that Leerink Partners rendered in connection with the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures.
In light of the foregoing factors and uncertainties inherent in the Financial Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the summary of the Financial Projections set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to a summary of the Financial Projections that were made available to the Company Board and Leerink Partners and are not included in this Schedule 14D-9 in order to influence any Company stockholder’s decision to tender shares pursuant to the Offer or for any other purpose.
The following table presents a summary of the Financial Projections for the Company prepared by the Company’s management. As part of the Financial Projections, the Company’s management assumed that in order to fund the Company’s clinical development programs and other operating expenses, the Company would undertake an equity financing of $400 million in net proceeds in fiscal year 2026, an equity financing of $350 million in net proceeds in fiscal year 2028, and an equity financing of $400 million in net proceeds in fiscal year 2031 and made various related assumptions regarding dilution, pricing and underwriting expenses. As part of the Financial Projections, the Company’s management also assumed a benefit of approximately $162 million in federal NOL and research and development tax credit carryforwards as of December 31, 2024, and estimated future losses.

Financial Projections
(dollars in millions, risk-adjusted(1))
	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
Total Net Revenue(2)	—	—	—	—	—	—	—	$74	$411	$846	$1,315	$1,819
Operating Profit(3)	$(117)	$(142)	$(164)	$(164)	$(157)	$(173)	$(145)	$(155)	$(28)	$195	$548	$908
Unlevered Free Cash Flow(4)	$(111)	$(134)	$(160)	$(169)	$(157)	$(171)	$(151)	$(171)	$(99)	$53	$310	$572
	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E
Total Net Revenue(2)	$2,335	$2,785	$2,935	$2,812	$2,581	$2,409	$2,464	$2,253	$1,956	$1,450	$1,107
Operating Profit(3)	$1,335	$1,650	$1,744	$1,661	$1,501	$1,402	$1,446	$1,304	$1,413	$1,051	$782
Unlevered Free Cash Flow(4)	$890	$1,140	$1,273	$1,268	$1,171	$1,088	$1,077	$1,020	$1,125	$896	$658

(1)
Risk-adjusted based on the Company’s management estimates of probabilities of success.

(2)
Total Net Revenue is comprised of risk-adjusted revenue contributions from (i) Atherosclerotic Cardiovascular Disease and (ii) Abdominal Aortic Aneurysm.

(3)
Operating Profit is calculated as Total Net Revenue (as defined above) less (i) cost of goods sold, less (ii) sales and development milestone and royalty payments due from the Company, less (iii) research and development expenses, less (iv) sales, general and administrative expenses.

(4)
Unlevered free cash flow is a non-GAAP financial measure calculated as Operating Profit (as defined above), less (i) estimated taxes (if profitable and excluding the impact of NOL usage), plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital.

Intent to Tender.
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdrawn), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
The Company, based on the determination of the Company Board, engaged Leerink Partners as its financial advisor in connection with the Offer and the Merger. The opinion of Leerink Partners to the Company Board, described above in the section captioned “Item 4. The Solicitation or Recommendation — Opinion of Leerink Partners LLC” does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transactions or any other matter. In connection with Leerink Partners’ services as a financial advisor to the Company, the Company has agreed to pay Leerink Partners an aggregate fee estimated as of the announcement of the Merger Agreement to be approximately $30.8 million, $2.0 million of which was payable upon the rendering of Leerink Partners’ opinion, and the balance of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company stockholders on their behalf with respect to the Offer or the Merger.
ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Other than the scheduled vesting of Company Options, Company Restricted Shares and Company RSUs and the grant of Company Options and Company RSUs in the ordinary course to the extent permitted by the Merger Agreement and the exercise of Company Options in the ordinary course to the extent permitted by the Merger Agreement, no transactions with respect to the Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of the Company, during the 60 days prior to the date of this Schedule 14D-9.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend policy, indebtedness or capitalization of the Company.
As described in the Merger Agreement, the Company Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (The Merger Agreement) of the Offer to Purchase.
The information set forth in Section 11 (The Merger Agreement), Section 12 (Purpose of the Offer; Plans for the Company) and Section 17 (Appraisal Rights) of the Offer to Purchase is incorporated herein by reference.
ITEM 8.   ADDITIONAL INFORMATION.
Conditions to the Offer.
The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval of the Merger Not Required.
Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depository prior to expiration of such offer, together with the stock otherwise owned by the acquirer or its affiliates, equals at least such percentage of the shares of stock of the acquired corporation, and of each class or series thereof, that, absent Section 251(h), would be required to adopt the agreement of merger by the DGCL and by the certificate of incorporation of such acquired corporation, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation if the other stockholders received the same consideration for their stock in the merger as was payable in the tender offer. Accordingly, after the Offer Acceptance Time, the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the other stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders of record and beneficial owners who (a) do not vote in favor of the Merger or consent to it in writing, (b) do not tender their Shares in the Offer (or, if they do tender, validly withdraw such Shares pursuant to the Offer) and continuously hold (in the case of holders of record) or own (in the case of beneficial owners) their Shares through the Effective Time, (c) meet certain statutory requirements, (d) are entitled to demand and properly and validly demand their statutory rights of appraisal of such Shares in compliance in all respects with Section 262 of the DGCL, and

(e) do not fail to perfect and who do not waive, effectively withdraw or otherwise lose their rights to such appraisal under the DGCL, in each case in accordance with the DGCL, will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders and beneficial owners who do not validly exercise appraisal rights under Delaware law will receive the same Merger Consideration for their Shares as was payable in the Offer following the consummation of the Merger.
Appraisal Rights.
Holders of record and beneficial owners of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares (both record holders and beneficial owners) immediately prior to the Effective Time who (i) did not vote in favor of the Merger or consent to it in writing, (ii) did not tender their Shares in the Offer (or, if tendered, validly withdrew such Shares pursuant to the Offer) and continuously held (in the case of holders of record) or owned (in the case of beneficial owners) their Shares through the Effective Time, (iii) have met certain statutory requirements, (iv) are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL and (v) who have not failed to perfect and who have not waived, effectively withdrawn or otherwise lost their rights to such appraisal under the DGCL of their Shares will be entitled to appraisal rights under Section 262 of the DGCL. Holders of record and beneficial owners whose Shares are tendered pursuant to the Offer (and, if tendered, not validly withdrawn prior to the Offer Acceptance Time) will not be entitled to appraisal rights.
The following discussion summarizes appraisal rights of stockholders of record and beneficial owners under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders of record and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder of record or beneficial owner.
Any stockholder of record or beneficial owner who desires to exercise and perfect his, her or its appraisal rights should carefully review the full text of Section 262 of the DGCL as well as the information discussed below and is urged to consult his, her or its legal and/or financial advisor before electing or attempting to exercise and perfect such rights. All references in this summary to the Offer Price will be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders of record or beneficial owners of Shares exercise and perfect their appraisal rights under Section 262 of the DGCL.
Under the DGCL, if the Merger is consummated, holders of record of Shares and beneficial owners thereof immediately prior to the Effective Time who (i) did not vote in favor of the Merger or consent to it in writing, (ii) did not tender their Shares in the Offer (or, if tendered, validly withdrew such Shares pursuant to the Offer) and continuously held (in the case of holders of record) or owned (in the case of beneficial owners) their Shares through the Effective Time, (iii) have met certain statutory requirements, (iv) are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL and (v) have not failed to perfect and who have not waived, effectively withdrawn or otherwise lost their rights to such appraisal under the DGCL, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of record and beneficial owners of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Any holder of record of Shares or beneficial owner who wishes to exercise and perfect such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully and is urged to consult legal counsel or a financial advisor before exercising or attempting to exercise and perfect such rights. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL.
A stockholder of record or beneficial owner who wishes to exercise and perfect appraisal rights under Section 262 of the DGCL must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder of record and that the stockholder of record is demanding appraisal (and, in the case of a beneficial owner of Shares demanding appraisal in such person’s own name, the written demand must also reasonably identify the holder of record of the Shares for which demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and it must provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262, which address will also be the one set forth on the verified list required by Section 262(f) of the DGCL);

•
not vote in favor of the Merger or consent to it in writing;

•
not tender such stockholder of record’s or beneficial owner’s Shares in the Offer (or, if he, she or it did tender, validly withdraw such Shares pursuant to the Offer);

•
continuously hold of record (in the case of a stockholder making the demand) or continuously own beneficially (in the case of a beneficial owner making the demand in its own name) such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders and beneficial owners within 120 days after the Effective Time.

Notwithstanding a compliance by stockholders of record or beneficial owners of Shares with the foregoing requirements, because immediately before the Merger the Shares as to which appraisal rights are available will be listed on a national securities exchange, the Court of Chancery will dismiss the appraisal proceedings as to all holders of record and beneficial owners who are otherwise entitled to appraisal rights, and such holders of record and beneficial owners will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all holders of record and beneficial owners of Shares who are entitled to appraisal rights within 10 days of the date of the Effective Time, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder of record and beneficial owner who is entitled to appraisal rights and who has demanded appraisal of such holder of record’s or beneficial owner’s Shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to

Section 251(h) of the DGCL, a holder of record’s or beneficial owner’s failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.
Written Demand
As detailed in the first bullet above, a holder of record of Shares (including a beneficial owner) wishing to exercise and perfect his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Tourmaline Bio, Inc. 27 West 24th Street, Suite 702 New York, NY, Attention: Corporate Secretary.
If the stockholder is a holder of record of Shares, the demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder of record intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.
If the stockholder is a beneficial owner of the Shares and is making the demand in its own capacity, the demand for appraisal must be executed by or on behalf of the beneficial owner of the Shares and must reasonably inform the company of the identity of the beneficial owner, and that such beneficial owner intends thereby to demand appraisal of his, her or its Shares. The written demand must also (a) reasonably identify the holder of record of the shares for which the demand is made, (b) provide documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provide an address at which such beneficial owner consents to receive notices given by the Company and the office of the Register in Chancery, which address is the one that will be set forth on the verified list required by Section 262(f) of the DGCL.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise and perfect appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record of Shares (including any beneficial owner) who has complied with Section 262 of the DGCL and is who is otherwise entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of record of Shares or a beneficial owner, demanding a determination of the value of the Shares held by all holders of record and beneficial owners who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of record and beneficial owners of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders of record and beneficial owners should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record and beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of record of Shares (including any beneficial owner of any Shares) who has complied with the requirements for exercising and perfecting of appraisal rights under Section 262 of the DGCL, will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251)) not tendered into and accepted for purchase in the Offer and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of record and beneficial owners of such Shares (provided that, where a beneficial owner of Shares makes a demand for appraisal pursuant to Section 262 of the DGCL, the record holder of such Shares will not be considered a separate holder of Shares for purposes of such aggregate number). Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.
Upon the filing of such petition by any holder of record of Shares (including any beneficial owner) other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file in the office of the Delaware Register in Chancery (the “Register in Chancery”) in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all stockholders of record or beneficial owners who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed by the Register in Chancery to the Surviving Corporation and all of the stockholders of record or beneficial owners shown on the Verified List by registered or certified mail. The costs of this notice are to be borne by the Surviving Corporation.
After notice to such stockholder of record or beneficial owner as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders of record or beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholder of record or beneficial owner who demanded an appraisal for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder of record or beneficial owner fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Accordingly, each stockholder of record or beneficial owner who demands payment for his, her or its Shares is cautioned to retain any certificate(s) representing of record such stockholder or beneficial owner’s Shares pending resolution of the appraisal proceedings. Because immediately before the Merger the Shares as to which appraisal rights are available will be listed on a national securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Court of Chancery will dismiss the proceedings as to all holders of record and beneficial owners of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
Determination of Fair Value
After the Court of Chancery determines the stockholders of record and beneficial owners entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder of record and beneficial owner entitled to appraisal prior to the entry of judgment in the appraisal proceeding). In determining such fair value, the Court of Chancery shall take into account all relevant factors. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided for in Section 262 of the DGCL, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder of record and beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Holders of record of Shares, including beneficial owners, considering whether to assert appraisal rights should be aware that the fair value of their Shares as determined by the Court of Chancery under Section 262 of the DGCL could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and holders of record of Shares and beneficial owners should recognize that such an appraisal could result in a determination of a value for their Shares that is higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder of record or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of record of Shares, including any beneficial owner, entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders of record and beneficial owners entitled to an appraisal. Any stockholder of record or beneficial owner whose name appears on the Verified List and who has submitted his, her or its certificate(s) of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder of record or beneficial owner is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder of record and beneficial owner entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders of record and beneficial owners entitled thereto. Payment will be so made to each such stockholder of record or beneficial owner upon such terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder of record or beneficial owner who appears on the Verified List and participated in the appraisal proceeding and incurred expenses in connection therewith, the Court of Chancery may order all or a portion of the expenses incurred by such stockholder of record or beneficial owner in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.
From and after the Effective Time, no stockholder of record or beneficial owner who has demanded appraisal rights with respect to some or all of such stockholder of record or beneficial owner’s Shares as provided in Section 262(d) of the DGCL will be entitled to vote such Shares for any purpose or to receive payment of dividends or other distributions on such Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time).
If any stockholder of record or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws, waives or loses such holder of record’s or beneficial owner’s right to appraisal, such stockholder of record or beneficial owner’s Shares will be canceled and extinguished and deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price), without interest. A holder of record of shares (including any beneficial owner) will fail to perfect, or effectively lose, the stockholder of record or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, because immediately before the Merger the Shares as to which appraisal rights are available will be listed on a national securities exchange, the Court of Chancery will dismiss the proceedings as to all holders of record of Shares, including beneficial owners, who are otherwise entitled to appraisal rights and such holders of record and beneficial owners will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or 267 of the DGCL. In addition, a stockholder of record and beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder of record or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder of record or beneficial owner without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just (including, without limitation, a reservation of jurisdiction for purposes of an assessment of costs and expenses pursuant to Section 262(j) of the DGCL); provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder of record or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder of record or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
If you wish to exercise and perfect your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.
The foregoing summary of the rights of holders of record of Shares (including beneficial owners) to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise and perfect any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise and perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Anti-Takeover Statutes.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who (x) owns 15% or more of a corporation’s outstanding voting stock or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include mergers and other corporate acts and transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2∕3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in this Schedule 14D-9, and Parent and Purchaser have represented and warranted that neither it nor its affiliates (including, without limitation, Purchaser) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger Agreement and the Transactions. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.
Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the Transactions and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.
Legal Proceedings.
To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.
Regulatory Approvals.
Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act. Parent and the Company intend to promptly file their respective HSR Notification Forms with the FTC and the Antitrust Division.
Under the HSR Act, the waiting period applicable to Parent’s purchase of Shares pursuant to the Offer will expire 15 days following the complete and satisfactory filing of the HSR Notification Form at 11:59 p.m., Eastern Time, but this period may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, if the FTC or Antitrust Division grant early termination of the waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, 10 days after substantial compliance with such request. The parties may also agree with the FTC or Antitrust Division to not consummate Parent’s purchase of Shares pursuant to the Offer for a specified period of time with the other party’s written consent. If any waiting period expires on a Saturday, Sunday or federal holiday, then the applicable waiting period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.
At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division, the FTC, state attorneys general or non-U.S. authorities could take such action under antitrust or competition laws as it deems necessary or desirable in the public interest, including seeking to preliminarily or permanently enjoin Purchaser’s purchase of Shares pursuant to the Offer, seeking divestiture of assets of Parent, Purchaser or the Company, requiring the parties to hold separate assets or terminate existing relationships and contractual rights or requiring the parties to agree to other remedies. Private parties may also seek to take legal action under antitrust laws under certain circumstances, including by seeking to intervene in the regulatory process, to litigate to enjoin or overturn regulatory approvals or to bring private actions to enjoin Purchaser’s purchase of Shares pursuant to the Offer. The Company does not believe that either the purchase of Shares by Purchaser pursuant to the Offer or the consummation of the Merger should violate applicable antitrust laws or result in a lessening of competition in any jurisdiction. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 13, 2025.
Cautionary Note Regarding Forward-Looking Statements.
This Schedule 14D-9 contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Tourmaline and Novartis, including statements relating to the ability to complete and the timing of completion of the Transactions contemplated by the Merger Agreement, including the anticipated occurrence, manner and timing of the proposed Offer, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the Merger set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the prospective benefits of the proposed Transactions, and other statements that are not historical facts. The forward-looking statements contained in this Schedule14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the Offer; uncertainties as to how many of Tourmaline’s stockholders will tender their stock in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the Transactions (or only grant approval subject to adverse conditions or limitations);

the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the Transactions do not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed Transactions, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Tourmaline and Novartis will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the effects of the Transactions on relationships with employees, suppliers, manufacturers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed Transactions on the market price of Tourmaline’s common stock and/or Tourmaline’s operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed Transactions; Novartis’s ability to fund the proposed Transactions; the time-consuming and uncertain regulatory approval process; the uncertainties inherent in the costly and time-consuming therapeutic product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of the parties’ cash flows and capital resources; the parties’ ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Tourmaline, including those described from time to time under the caption “Risk Factors” and elsewhere in Tourmaline’s filings and reports with the SEC, including Tourmaline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by Novartis and the Purchaser, and the Solicitation/Recommendation Statement on this Schedule 14D-9. Any forward-looking statements are made based on the current beliefs and judgments of Tourmaline’s and Novartis’s management, and the reader is cautioned not to rely on any forward-looking statements made by Tourmaline or Novartis. Except as required by law, Tourmaline and Novartis do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.
ITEM 9.   EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 29, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on September 29, 2025 (the “Schedule TO”) by Novartis AG and Torino Merger Sub, Inc.)
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement, dated September 29, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Press Release issued by the Company, dated September 9, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on September 9, 2025).
(a)(5)(B)	Press Release issued by Parent, dated September 9, 2025 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent with the SEC on September 9, 2025).
(a)(5)(C)	Email from Sandeep Kulkarni, M.D., Chief Executive Officer of the Company, sent to all of the Company’s employees, first used September 9, 2025 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9C filed by the Company with the SEC on September 9, 2025).

Exhibit No.	Description
(a)(5)(D)	Employee FAQ, first used September 9, 2025 (incorporated by reference to Exhibit 99.3 of the Schedule 14D-9C filed by the Company with the SEC on September 9, 2025).
(a)(5)(E)	Letter to third parties, first used September 9, 2025 (incorporated by reference to Exhibit 99.4 of the Schedule 14D-9C filed by the Company with the SEC on September 9, 2025).
(a)(5)(F)	Clinical trial investigator FAQ, first used September 9, 2025 (incorporated by reference to Exhibit 99.5 of the Schedule 14D-9C filed by the Company with the SEC on September 9, 2025).
(a)(5)(G)	Postings by the Company and Sandeep Kulkarni, M.D., Chief Executive Officer of the Company, via LinkedIn, X and Bluesky on September 9, 2025 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9C filed by the Company with the SEC on September 9, 2025).
(a)(5)(H)	Email from Novartis to the Company’s employees, first used September 9, 2025 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9C filed by the Company with the SEC on September 9, 2025).
(a)(5)(I)	Opinion of Leerink Partners LLC, dated September 8, 2025 (included as Annex I to this Schedule 14D-9).
(e)(1)**	Agreement and Plan of Merger, dated as of September 8, 2025, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on September 9, 2025).
(e)(2)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-4, filed by the Company with the SEC on July 20, 2023).
(e)(3)	Definitive Proxy Statement on Schedule 14A of Tourmaline Bio, Inc. (incorporated by reference to the Definitive Proxy Statement on Schedule 14A (File No., filed by the Company with the SEC on April 21, 2025)).
(e)(4)	Tourmaline Bio, Inc. 2022 Equity Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-4 (File No. 333-273335), filed with the SEC on July 20, 2023).
(e)(5)	Tourmaline Bio, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 001-40384), filed with the SEC on October 20, 2023).
(e)(6)	Forms of Option Grant Notice, Option Agreement and Notice of Exercise under Tourmaline Bio, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 001-40384), filed with the SEC on October 20, 2023).
(e)(7)	Forms of Restricted Stock Unit Grant Notice and Award Agreement under Tourmaline Bio, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K (File No. 001-40384), filed with the SEC on October 20, 2023).
(e)(8)	Amended Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-40384), filed with the SEC on May 13, 2024).
(e)(9)	Tourmaline Bio, Inc. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K (File No. 001-40384), filed with the SEC on October 20, 2023).
(e)(10)*	Form of Amended and Restated Certificate of Incorporation of the Company, to be effective at the Effective Time.
(e)(11)*	Form of Amended and Restated Bylaws of the Company, to be effective at the Effective Time.
(e)(12)*	Exclusivity Agreement, dated September 6, 2025, by and between the Company and Novartis International AG.

Exhibit No.	Description
(e)(13)*	Confidentiality Agreement, dated as of August 19, 2025, by and between the Company and Novartis International AG.
(e)(14)*	Addendum to Confidentiality Agreement, dated as of August 19, 2025, by and between the Company and Novartis International AG.

*
Filed herewith.

**
Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The Company hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Tourmaline Bio, Inc.
Date: September 29, 2025	By:	/s/ Sandeep Kulkarni Sandeep Kulkarni Chief Executive Officer

Annex I
OPINION OF LEERINK PARTNERS LLC
September 8, 2025
The Board of Directors
Tourmaline Bio, Inc.
27 West 24th Street, Suite 702
New York, New York 10010
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Tourmaline Bio, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent”), Torino Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Purchaser will commence a cash tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Company Common Stock for an amount in cash equal to a price per Share (the “Offer Price”) of $48.00, without interest, and subject to any withholding of applicable taxes; and (ii) following the consummation of the Tender Offer, Purchaser will, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each issued and outstanding Share (other than any Excluded Shares (as defined below) as of the effective time of the Merger (the “Effective Time”) shall be converted into the right to receive the Offer Price (the per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). As used herein, “Excluded Shares” shall mean (a) any Shares held by (i) the Company or in the Company’s treasury (other than Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or (ii) Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent as of the Effective Time and (b) any Dissenting Shares. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.
We have been engaged by the Company to act as its exclusive financial advisor in connection with the proposed Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we have in the past provided certain investment banking services to the Company and its affiliates unrelated to the proposed Transaction, for which we have received compensation. In the past two years, we earned investment banking advisory fees for services provided to the Company in its 2023 business combination transaction. We have also served as sales agent under the Company’s at-the-market sales agreement since November 2024, but we have not earned any fees or commissions under the agreement. In the ordinary course of business, we and our affiliates may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past held and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.
Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.
In connection with this opinion, we have reviewed, among other things: (i) a draft dated September 8, 2025 of the Merger Agreement, as provided to us by the Company; (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iii) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, as filed by the Company with the SEC; (iv) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company, as furnished to and approved for use by us by the Company for purposes of our analysis (the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding the Internal Data. In addition, we conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.
We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Purchaser in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Consideration proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Consideration proposed to be paid to holders of Shares pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender Shares in connection with the Tender Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,